

Abington Community Bancorp, Inc.

ANNUAL REPORT 2004

Jenkintown Community Alliance - Abington Art Center - Citizens and Police Together
Abington Memorial Hospital Women's Board - Penn State Abington - American Cancer Society - Manor College
Eastern Montgomery County Chamber of Commerce - Old York Road Symphony Society - Suburban Horsham
Willow Grove Chamber of Commerce - Parenting Center of Abington - Greater Glenside Patriotic Association
Resource Group - American Heart Association - Briar Bush Nature Center - Make-A-Wish Foundation
Friends of Briar Bush - Abington Community Taskforce - Pennypack Ecological Trust - Old York
Road Volunteer Committee for the Philadelphia Orchestra - Roslyn Boys and Girls Club - Abington Police
Athletic League - HealthLink Medical Center - Warrington Warriors Football - Holy Redeemer Health System
Pennsylvania Association of Community Bankers - Kiwanis Club of Glenside - Retired and Senior Volunteer

As the #1 Community Bank, we take pride in supporting our customers and our community. We continue to support numerous charitable organizations and events with donations and sponsorships and with personal, hands-on participation by our directors, officers and employees.

Program of Montgomery County, Inc. - YMCA of Philadelphia - Lakeside Educational Network
Kiwanis Club of Jenkintown - Wissahickon Valley Watershed - Arcadia University - Home Builders
Association of Bucks/Montgomery Counties - Rotary Club of Edge Hill - The Auxiliary Albert Einstein
Medical Center - Boy Scouts of America - Pennsylvania Land Title Association - Plymouth Township Police
Association - Abington Lions Club - Abington Township Police Association - Cradle of Hope - Breathing
Room Foundation - Pennsylvania State Association of Township Commissioners - Willow Grove Community
Development Corp. - Abington YMCA - American Red Cross - Abington Choral Club - Visiting Nurses
Association - Kiwanis Club of Council Rock - Kiwanis Foundation of Glenside - The Women's
Center of Montgomery County - Rotary Club of Glenside - Fox Chase Cancer Center - Philadelphia
Athletics Historical Society, Inc. - Upper Moreland Free Library - Greater Glenside Chamber of Commerce


NASDAQ

The future of Abington Bank is in the combined efforts of its employees, officers, and directors. Together, we are dedicated to providing our customers with a degree of excellence in service that confirms our title as the #1 Community Bank.

Letter From the President

In 1867, a group of local businessmen that wanted to make the dream of home ownership a reality for their community started Abington Building Association. By paying shareholders a return on their money, these men were able to lend funds to people who wanted to experience the pride of home ownership for the first time. Certainly, a lot of things have changed since our early beginnings in 1867—including our name—but personalized, professional service still remains at the heart of Abington Bank's philosophy.

Today, Abington Bank is the main operating subsidiary of Abington Community Bancorp, Inc. We have grown to include a total of eight full-service branches and four limited-access facilities throughout Bucks and Montgomery Counties in Pennsylvania. By the summer of 2006, we plan to open three more locations. In addition to size, our operations have broadened to include personal, car, home equity, commercial real estate, and construction loans—as well as our residential mortgages which have evolved to meet the ever-changing needs of homebuyers since 1867.

This progress continued through 2004, which was truly a memorable year for Abington Bank. We successfully completed our reorganization from a mutual savings bank to a stock savings bank in the mutual holding company form on December 16th by offering subscription rights to buy 45% of the stock of Abington Community Bancorp, Inc. to our depositors, with the remainder held by a mutual holding company. The initial public offering of stock was over-subscribed and generated $69.3 million in net proceeds that has further strengthened our capital position and provided us with additional flexibility for growth and diversification.

In addition, we recognized the highest net income in our history. Earnings improved by 11.4% between 2003 and 2004, reaching an all-time high of $4.6 million. Contributing to this growth was a 13.2% increase in net loans receivable, a 25.4% increase in investments and mortgaged-backed securities, and

THE HISTORY OF ABINGTON BANK

1867 **Abington Building Association formed** at a meeting held at the Phoenix Hotel, located at the southwest corner of Old York Road and West Avenue in Jenkintown

1868 First annual meeting

1933 Joined Federal Home Loan Bank System

1940 Opened first permanent office at 705 West Avenue

a 20.6% increase in non-interest income. Historic levels of loan originations were well-diversified among the various types of loans we offer, reflecting our philosophy of growth while remaining a true community bank. Overall, our assets increased 18.8% to $718 million and our deposits grew 11.8% to $405 million.

As the #1 Community Bank, we strive to serve our community through more than financial endeavors alone. While we do support local organizations through donations and sponsorships, our directors, officers and employees also volunteer their personal time at charitable events throughout the year. We look forward to living our mission of personal service, professional expertise and community responsibility for years to come.

Sincerely,

Robert W. White, *President*/CEO



1940 Obtained federal deposit insurance

1948 **Reached $1 million in assets**

1956 Granted federal charter; Abington Building Association changed its name to Jenkintown-Abington Federal Savings and Loan Association

1961 Abington branch opened at 1020 Old York Road, which became the corporate headquarters

Glenside branch opened at 277 Keswick Avenue

Board of Directors



Pictured left to right are:

Joseph B. McHugh

Baron Rowland, *Emeritus*

Michael F. Czerwonka III

Robert W. White, *Chairman*

Jane Margraff-Kieser

Harold N. Grier, *Emeritus*

Robert J. Pannepacker

A. Stuard Graham, Jr.

New Jenkintown branch opened at 415 Old York Road

Relocation of Jenkintown branch to current site at 180 Old York Road

Jenkintown-Abington Federal Savings and Loan Association changed its name to Abington Federal Savings and Loan Association

Glenside branch Grand Opening at 273 Keswick Avenue

Abington Federal Savings and Loan Association changed its name to Abington Federal Savings Bank

Senior Officers



Pictured left to right are:

Frank Kovalcheck
Senior Vice President

Robert W. White
President/CEO

Edward W. Gormley
Senior Vice President/Secretary

Jack J. Sandoski
Senior Vice President/CFO

1991 Willow Grove branch Grand Opening

1992 Granted state charter; Abington Federal Savings Bank changed its name to Abington Savings Bank

Bank celebrated 150th anniversary

1997 Abington Savings Bank began doing business as Abington Bank

1998 Horsham branch Grand Opening

Branches

1: Corporate Headquarters/ Jenkintown Branch
180 Old York Road
Jenkintown, PA 19046
215.886.8280

2: Glenside
273 Keswick Avenue
Glenside, PA 19038
215.885.2313

3: Abington
990 Old York Road
Abington, PA 19001
215.887.4666

4: Willow Grove
275 Moreland Road
Willow Grove, PA 19090
215.659.2100

5: Horsham
Route 611 & County Line Road
Horsham, PA 19044
215.675.5900

6: Huntingdon Valley
667 Welsh Road
Huntingdon Valley, PA 19006
215.914.0400

7: Fort Washington
101 Fort Washington Avenue
Fort Washington, PA 19034
215.542.1600

8: Montgomeryville
521 Stump Road
North Wales, PA 19454
215.855.3500

Satellite Branches

9: Rydal Park
1515 The Fairway
Rydal, PA 19046

10: Centennial Station
12106 Centennial Station
Warminster, PA 18974

11: Regency Towers
1001 Easton Road
Willow Grove, PA 19090

12: Ann's Choice
10000 Ann's Choice Way
Warminster, PA 18974



5
10
12
4
8
7
2
3
11
6
1
9

Abington branch moved from 1020 Old York Road to 990 Old York Road

Huntingdon Valley branch Grand Opening

Fort Washington branch Grand Opening

2001 Montgomeryville branch Grand Opening

2001 Rydal Park satellite Grand Opening

Services

PERSONAL BANKING

Personal Checking
Personal Savings
Certificates of Deposit
IRAs
Financial Services
Bounce Protection℠
Phone Banking
Personal Online Banking
Bill Payment
ATM/Visa® Check Card
Automatic Loan Payment
MasterCard®
Mortgages
Construction Loans
Home Equity Financing
Auto Loans
Unsecured Consumer Loans
Personal Loans

BUSINESS BANKING

Business Checking
Business Online Banking
Escrow Administrator
Sweep Product
IOLTA Account
Merchant Services
Business Loans
Construction Loans

FDIC INSURED

EQUAL HOUSING LENDER

Financial Growth

In 2004 we recognized our highest net income, highest asset, and highest deposit growth along with substantial commercial loan growth.



LOAN PORTFOLIO 2004

- One to Four Family Residential
- Commercial Real Estate and Multi-Family Residential
- Construction
- Home Equity Lines of Credit
- Commercial Business Loans
- Consumer Non-Real Estate Loans



LOAN PORTFOLIO 2000


432,513
476,646
535,797
604,439
717,978
00
01
02
03
04

ASSET GROWTH


275,603
309,059
344,336
362,666
405,290
00
01
02
03
04

DEPOSIT GROWTH


314,042
348,912
371,024
364,620
412,656
00
01
02
03
04

LOAN GROWTH


4,350
4,199
4,377
4,090
4,555
00
01
02
03
04

NET INCOME

2003 Regency Towers satellite Grand Opening

2003 Centennial Station satellite Grand Opening

2003 Ann's Choice satellite Grand Opening

2004 Abington Community Bancorp, Inc., listed on NASDAQ stock market

Trading of stock opened at $13.32 on December 17th

Investor Information

Jenkintown Headquarters
180 Old York Road
Jenkintown, PA 19046
215.886.8280

Stock Transfer Agent
Shareholders who have questions regarding their ownership of Abington Community Bancorp, Inc., stock should contact the Registrar and Transfer Company.

Send certificates for transfer and address changes to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Visit their website at *www.RTCO.com*
or call 908.497.2300

Independent Auditors
Deloitte & Touche, LLP
1700 Market Street
Philadelphia, PA 19103

SEC Reports and Additional Information
Analysts, investors and others seeking copies of the Abington Community Bancorp, Inc., Annual Report (Form 10-K) and Quarterly Reports (Form 10-Q), or additional financial information may visit *www.abingtonbank.com*

Investor Inquiries
Analysts, investors and others desiring additional financial data about Abington Community Bancorp, Inc., may contact:
Frank Kovalcheck
Senior Vice President
Investor Relations Coordinator

Stock Listing
Abington Community Bancorp, Inc., common stock is traded through the NASDAQ National Market System under the symbol ABBC.

Abington Community Bancorp, Inc.

Financial Statements and Related Data

2004

ABINGTON COMMUNITY BANCORP, INC.

TABLE OF CONTENTS

BUSINESS

General

Abington Community Bancorp, Inc. (the "Company") is a Pennsylvania corporation which was organized to be a mid-tier holding company for Abington Savings Bank. Abington Savings Bank is a Pennsylvania-chartered, FDIC-insured savings bank which conducts business under the name "Abington Bank" (the "Bank" or "Abington Bank"). The Bank is a wholly owned subsidiary of the Company. The Company's results of operations are primarily dependent on the results of the Bank and the Bank's wholly owned subsidiaries, ASB Investment Co., Keswick Services II and its wholly owned subsidiaries, and Abington Corp. As of December 31, 2004, the Company, on a consolidated basis, had total assets of approximately $718.0 million, total deposits of approximately $405.3 million, and total stockholders' equity of approximately $123.1 million.

The Company was formed when the Bank reorganized from a mutual savings bank to a mutual holding company structure in December 2004. Abington Mutual Holding Company, a Pennsylvania corporation, is the mutual holding company parent of the Company. Abington Mutual Holding Company owns 55% of the Company's outstanding common stock and must continue to own at least a majority of the outstanding voting stock of the Company.

Abington Bank is a community-oriented savings bank, which was originally organized in 1867 and is headquartered in Jenkintown, Pennsylvania, approximately eight miles north of center city Philadelphia. Our banking office network currently consists of our headquarters and main office, seven other full-service branch offices and four limited service branch offices. In addition, we maintain a loan processing office in Jenkintown, Pennsylvania. Ten of our banking offices are located in Montgomery County, Pennsylvania and two are in neighboring Bucks County, Pennsylvania. Moreover, the Bank is currently in various stages of plans to add three additional branch offices – one in Montgomery County and two in Bucks County. The Bucks County branch offices are expected to open in 2005 with the Montgomery County branch office following by mid-2006. Our limited service offices have limited hours of operation and/or are limited to serving customers who live or work in the community in which the limited service office is located. Three of our limited service offices are located in retirement or age restricted communities. We maintain ATMs at all of our banking offices and we also have two off-site ATMs, located at a local grocery store and a local college. We also provide on-line banking and telephone banking services.

We are primarily engaged in attracting deposits from the general public and using those funds to invest in loans and securities. Our principal sources of funds are deposits, repayments of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and funds borrowed from outside sources such as the Federal Home Loan Bank of Pittsburgh. These funds are primarily used for the origination of various loan types including single-family residential mortgage loans, construction loans, non-residential or commercial real estate mortgage loans, home equity loans, commercial business loans and consumer loans. We are an active originator of residential home mortgage loans and home construction loans in our market area. In addition to offering loans and deposits, we also offer securities and annuities to our customers through an affiliation with a third-party broker-dealer.

The Company's website address is www.abingtonbank.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed by the Company with the Securities and Exchange Commission ("SEC") are available free of charge on the Company's website under the Investor Relations menu. Such documents are available on the Company's website as soon as reasonably practicable after they have been filed electronically with the SEC.

Forward Looking Statements

This document contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect" and similar expressions. These forward-looking statements include:

- statements of goals, intentions and expectations;
- statements regarding prospects and business strategy;
- statements regarding asset quality and market risk; and
- estimates of future costs, benefits and results.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following: (1) general economic conditions, (2) competitive pressure among financial services companies, (3) changes in interest rates, (4) deposit flows, (5) loan demand, (6) changes in legislation or regulation, (7) changes in accounting principles, policies and guidelines, (8) litigation liabilities, including costs, expenses, settlements and judgments and (9) other economic, competitive, governmental, regulatory and technological factors affecting Abington Bank's operations, pricing, products and services.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We have no obligation to update or revise any forward-looking statements to reflect any changed assumptions, any unanticipated events or any changes in the future.

MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Abington Community Bancorp, Inc. common stock trades on the Nasdaq National Market under the trading symbol "ABBC." At the close of business on December 31, 2004, there were 2,260 shareholders of record.

The declaration and payment of dividends is at the sole discretion of the Board of Directors, and their timing and amount will depend upon the Board of Directors' consideration of the earnings, financial condition, and capital needs of the Company and the Bank and certain other factors including restriction arising from Federal banking laws and regulations. As of December 31, 2004, no dividends had been paid or declared on Company common stock. Company common shares were first sold in Abington Community Bancorp's initial public offering as a part of Abington Bank's mutual holding company reorganization on December 16, 2004 at the offering price of $10.00 per share. The Company's common stock began trading on Nasdaq on December 17, 2004.

SELECTED FINANCIAL DATA

The selected consolidated financial and other data of Abington Community Bancorp, Inc. set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

	At December 31,				
	2004	2003	2002	2001	2000
	(Dollars in Thousands)				
Selected Financial and Other Data:					
Total assets	$717,978	$604,439	$535,797	$476,646	$432,513
Cash and cash equivalents	33,296	19,696	51,702	36,689	14,621
Investment securities and FHLB stock:					
Held-to-maturity	10,220	--	--	--	--
Available-for-sale	86,614	89,023	50,351	35,237	57,662
Mortgage-backed securities:					
Held-to-maturity	81,704	43,009	10,060	--	--
Available-for-sale	83,028	78,213	41,251	45,663	36,945
Loans receivable, net	412,656	364,620	371,024	348,912	314,042
Deposits	405,290	362,666	344,336	309,059	275,603
FHLB advances	170,666	173,732	122,761	107,251	107,396
Other borrowings	12,866	8,681	11,937	9,749	4,058
Stockholders' equity	123,055	53,234	50,591	45,388	40,259
Banking offices	12	12	9	9	8

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in Thousands)				
Selected Operating Data:					
Total interest income	$30,849	$29,997	$31,797	$32,345	$30,917
Total interest expense	14,209	13,898	14,583	16,792	16,815
Net interest income	16,640	16,099	17,214	15,553	14,102
Provision for loan losses	45	375	500	628	--
Net interest income after provision for loan losses	16,595	15,724	16,714	14,925	14,102
Total non-interest income	2,243	1,859	741	1,072	1,443
Total non-interest expense	12,015	11,472	10,611	9,470	8,842
Income before income taxes	6,823	6,111	6,844	6,527	6,703
Income taxes	2,268	2,021	2,467	2,328	2,353
Net income	$ 4,555	$ 4,090	$ 4,377	$ 4,199	$ 4,350
Basic earnings per share	(1)	n/a	n/a	n/a	n/a
Diluted earnings per share	(1)	n/a	n/a	n/a	n/a

	At or For the Year Ended December 31,				
	2004	2003	2002	2001	2000
Selected Operating Ratios(2):					
Average yield on interest-earning assets	4.95%	5.36%	6.47%	7.25%	7.59%
Average rate on interest-bearing liabilities	2.65	2.86	3.44	4.37	4.46
Average interest rate spread(3)	2.30	2.50	3.03	2.88	3.13
Net interest margin(3)	2.67	2.88	3.50	3.49	3.36
Average interest-earning assets to average interest-bearing liabilities	116.08	115.11	116.12	116.07	107.35
Net interest income after provision for loan losses to non-interest expense	138.12	137.06	157.52	157.60	159.49
Total non-interest expense to average assets	1.85	1.97	2.09	2.06	2.10
Efficiency ratio(4)	63.63	63.88	59.10	56.96	56.88
Return on average assets	0.70	0.70	0.86	0.91	1.04
Return on average equity	7.52	7.85	9.11	9.71	11.68
Average equity to average assets	9.30	8.94	9.46	9.42	8.86

	At or For the Year Ended December 31,				
	2004	2003	2002	2001	2000
Asset Quality Ratios(5):					
Non-performing loans as a percent of total loans receivable(6)	0.05%	0.12%	0.31%	0.40%	0.23%
Non-performing assets as a percent of total assets(6)	0.03	0.08	0.23	0.30	0.18
Allowance for loan losses as a percent of non-performing loans	622.03	315.15	145.04	111.50	175.00
Net charge-offs to average loans receivable	0.02	0.21	0.08	0.12	--
Capital Ratios(7):					
Tier 1 leverage ratio	12.73%	8.81%	9.33%	9.50%	9.41%
Tier 1 risk-based capital ratio	21.24	15.12	14.64	15.33	16.44
Total risk-based capital ratio	21.57	15.53	15.18	15.88	16.98

---

(1) Due to the timing of the Bank's reorganization into the mutual holding company form and the completion of the Company's initial public offering on December 16, 2004, earnings per share for the period from December 16, 2004 to December 31, 2004 is not considered meaningful and is not shown.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(3) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(5) Asset quality ratios are end of period ratios, except for net charge-offs to average loans receivable.

(6) Non-performing assets consist of non-performing loans and real estate owned. Non-performing loans consist of all accruing loans 90 days or more past due and all non-accruing loans. It is our policy to cease

accruing interest on all loans 90 days or more past due. Real estate owned consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed-in-lieu of foreclosure.

(7) Capital ratios are end of period ratios and are calculated for Abington Bank per regulatory requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview—The Company was formed by the Bank in connection with the Bank's reorganization into the mutual holding company form and commenced operations in December 2004. The Company's results of operations are primarily dependent on the results of the Bank, which is a wholly owned subsidiary of the Company. The Bank's results of operations depend to a large extent on net interest income, which is the difference between the income earned on its loan and investment portfolios and the cost of funds, which is the interest paid on deposits and borrowings. Results of operations are also affected by our provisions for loan losses, losses on derivative instruments, service charges and other non-interest income and non-interest expense. Non-interest expense principally consists of salaries and employee benefits, office occupancy and equipment expense, data processing expense, advertising and promotions and other expense. Our results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may materially impact our financial condition and results of operations. The Bank is subject to regulation by the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking. The Bank's executive offices and loan processing office are in Jenkintown, Pennsylvania, with seven other branches and four limited service facilities located in nearby Montgomery County neighborhoods. The Bank is principally engaged in the business of accepting customer deposits and investing these funds in loans, primarily residential mortgages.

Critical Accounting Policies, Judgments and Estimates—In reviewing and understanding financial information for Abington Community Bancorp, Inc., you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements. These policies are described in Note 1 of the notes to our consolidated financial statements. The accounting and financial reporting policies of Abington Community Bancorp, Inc. conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Management evaluates these estimates and assumptions on an ongoing basis including those related to the allowance for loan losses and deferred income taxes. Management bases its estimates on historical experience and various other factors and assumptions that are believed to be reasonable under the circumstances. These form the bases for making judgments on the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Loan Losses—The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on regular evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, delinquency and nonperforming loan data, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically

identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience. All of these estimates may be susceptible to significant change.

While management uses the best information available to make loan loss allowance valuations, adjustments to the allowance may be necessary based on changes in economic and other conditions, changes in the composition of the loan portfolio or changes in accounting guidance. In times of economic slowdown, either regional or national, the risk inherent in the loan portfolio could increase resulting in the need for additional provisions to the allowance for loan losses in future periods. An increase could also be necessitated by an increase in the size of the loan portfolio or in any of its components even though the credit quality of the overall portfolio may be improving. Historically, our estimates of the allowance for loan loss have approximated actual losses incurred. In addition, the Pennsylvania Department of Banking and the FDIC, as an integral part of their examination processes, periodically review our allowance for loan losses. The Pennsylvania Department of Banking and the FDIC may require the recognition of adjustment to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Income Taxes—Management makes estimates and judgments to calculate some of our tax liabilities and determine the recoverability of some of our deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenues and expenses. Management also estimates a reserve for deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. These estimates and judgments are inherently subjective. Historically, our estimates and judgments to calculate our deferred tax accounts have not required significant revision from management's initial estimates.

In evaluating our ability to recover deferred tax assets, management considers all available positive and negative evidence, including our past operating results, recent cumulative losses and our forecast of future taxable income. In determining future taxable income, management makes assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction is estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

Recent Accounting Pronouncements—In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin (SAB) No. 105, *Application of Accounting Principles to Loan Commitments*, which provides guidance regarding loan commitments that are accounted for as derivative instruments. In this SAB, the SEC determined that an interest rate lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in value resulting from changes in market interest rates. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In March 2004, the Financial Accounting Standards Board Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. In September 2004, the FASB issued FSP 03-1-1, which delayed the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of Issue 03-1 due to additional proposed guidance.

Management is continuing to monitor the developments surrounding EITF 03-1. The amount of other-than-temporary impairment to be recognized depends on market conditions, management's intent and ability to hold investments until a forecasted recovery. Management is following current guidance, which has not had a material impact on the Company.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R (revised 2004), *Share-Based* Payment, which revises SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. This Statement requires an entity to recognize the cost of employee services received in share-based payment transactions and measure the cost on a grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The provisions of SFAS No. 123R will be effective for the Company's consolidated financial statements issued for periods beginning after June 15, 2005. Management is currently evaluating the effects of the adoption of this Statement on its financial statements. The Company did not issue and does not have outstanding any stock-based compensation during the three year period ending December 31, 2004.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2004 AND DECEMBER 31, 2003

The Company's total assets increased $113.5 million, or 18.8%, to $718.0 million at December 31, 2004 compared to $604.4 million at December 31, 2003. During 2004, the largest increases in our assets were in the categories of net loans receivable, mortgage-backed securities and cash and cash equivalents. Our net loans receivable increased by $48.0 million, or 13.2%, to $412.7 million at December 31, 2004 compared to $364.6 million at December 31, 2003. Our growth in loans resulted from $181.2 million of diversified loan originations (including participations purchased) consisting of 37% construction loans, 35% one- to four-family residential loans, 20% commercial loans (including commercial real estate and mutli-family residential loans and commercial business loans) and 8% consumer loans (including home equity lines of credit and consumer non-real estate loans). Our mortgage-backed securities, both held-to-maturity and available-for-sale, increased by an aggregate of $43.5 million, or 35.9% to an aggregate of $164.7 million at December 31, 2004 compared to an aggregate of $121.2 million at December 31, 2003. During 2004, purchases of $83.1 million in the aggregate more than offset $38.7 million in payments and repayments of our held-to-maturity and available-for-sale mortgage-backed securities. Given the relative efficiencies provided by mortgage-backed securities coupled with what we believe is good credit risk, we have continued to invest in mortgage-backed securities as part of our growth efforts. Our cash and cash equivalents increased by $13.6 million to $33.3 million at December 31, 2004 compared to $19.7 million at December 31, 2003. This was due primarily to $69.3 million in net proceeds from our stock issuance in December 2004 as well as a $42.6 million increase in our deposit base during 2004. These increases were partially offset by the previously described new loan originations (net of repayments) and purchases of mortgage-backed securities (net of payments and repayments), as well as approximately $8.0 million in aggregate purchases of both held-to-maturity and available-for-sale investment securities net of maturities.

The $42.6 million or 11.8% increase in deposits at December 31, 2004 compared to December 31, 2003 resulted from an increase in all categories of deposits. During 2004, demand deposits increased $13.2 million, savings accounts increased $13.1 million and certificates of deposit increased $16.3 million. The $4.2 million increase in other borrowed money to $12.9 million at December 31, 2004 compared to $8.7 million at December 31, 2003 reflects an increase in the amount of securities repurchase agreements entered into with certain commercial checking account customers.

Our stockholders' equity increased $69.8 million to $123.1 million at December 31, 2004 compared to $53.2 million at December 31, 2003. The primary reason for the increase was $69.3 million in net proceeds from the Company's initial public offering on December 16, 2004. The Company sold

7,141,500 shares of stock to eligible depositors for $10 per share representing 45% of the total outstanding shares of the Company. The remaining 55% or 8,728,500 outstanding shares are owned by the Company's parent mutual holding company, Abington Mutual Holding Company. As of December 31, 2004, approximately 153,000 shares of the Company's common stock had been purchased for $2.0 million by the Bank's Employee Stock Ownership Plan ("ESOP"). Subsequent to December 31, 2004, the ESOP has purchased an additional 316,000 shares of the Company's common stock towards its anticipated total purchases of approximately 571,000 shares. Retained earnings increased $4.5 million during 2004 primarily as a result of $4.6 million in net income, which was partially offset by a $770,000 increase in accumulated other comprehensive losses and the $100,000 capitalization of Abington Mutual Holding Company.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of funds are from deposits, amortization of loans, loan prepayments and pay-offs, mortgage-backed securities and other investments, and other funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. We also maintain excess funds in short-term, interest-bearing assets that provide additional liquidity. At December 31, 2004, our cash and cash equivalents amounted to $33.3 million. In addition, at such date we had $1.3 million in investment securities scheduled to mature within the next 12 months. Our available for sale investment and mortgage-backed securities amounted to an aggregate of $159.2 million at December 31, 2004.

We use our liquidity to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, and to meet operating expenses. At December 31, 2004, we had certificates of deposit maturing within the next 12 months amounting to $74.5 million. Based upon historical experience, we anticipate that a significant portion of the maturing certificates of deposit will be redeposited with us. For years ended December 31, 2004 and 2003, the average balance of our outstanding FHLB advances was $169.7 million and $148.1 million, respectively. At December 31, 2004, we had $170.7 million in outstanding FHLB advances and we had $246.3 million in additional FHLB advances available to us.

In addition to cash flow from loan and securities payments and prepayments as well as from sales of available for sale securities, we have significant borrowing capacity available to fund liquidity needs. We have increased our utilization of borrowings in recent years as a cost efficient addition to deposits as a source of funds. Our borrowings consist primarily of advances from the Federal Home Loan Bank of Pittsburgh, of which we are a member. Under terms of the collateral agreement with the Federal Home Loan Bank, we pledge substantially all of our residential mortgage loans and mortgage-backed securities as well as all of our stock in the Federal Home Loan Bank as collateral for such advances.

As noted above, our stockholders' equity increased $69.8 million to $123.1 million at December 31, 2004 compared to $53.2 million at December 31, 2003. The primary reason for the increase was $69.3 million in net proceeds from the Company's initial public offering on December 16, 2004. The Company sold 7,141,500 shares of stock to eligible depositors for $10 per share, and an additional 8,728,500 shares were issued to Abington Mutual Holding Company. Half of the net proceeds from the offering, approximately $34.6 million, were used by the Company to buy the common stock of the Bank. While we have not identified specific, long-term uses for this portion of the net proceeds, the Bank is using the proceeds it received for general corporate purposes. On a short-term basis, the Bank has purchased investment and mortgage-backed securities. The net proceeds received by the Bank have further strengthened its capital position, which already exceeded all regulatory requirements (see table below). As a result, the Bank continues to be a well-capitalized institution and has additional flexibility to grow and diversify. The proceeds invested in the Bank may also be used to fund new loans and to finance the further expansion of

our banking operations in the long-term. As stated in the discussion of our general business in Item I of Part I of this filing, the Bank is currently in various stages of plans to add three additional branch offices by mid-2006. A portion of the net proceeds from the offering retained by the Company have been used to make a loan to our ESOP to permit it to buy shares of the Company's common stock in the market. This loan will be repaid principally from the Bank's contributions to the ESOP. The remaining net proceeds held by the Company have been deposited in the Bank.

The following table summarizes the Bank's capital ratios as of the dates indicated and compares them to current regulatory requirements.

	Actual Ratios At December 31,			Regulatory	To Be Well
	2004	2003	2002	Minimum	Capitalized
Capital Ratios:					
Tier 1 leverage ratio	12.73%	8.81%	9.33%	4.00%	5.00%
Tier 1 risk-based capital ratio	21.24	15.12	14.64	4.00	6.00
Total risk-based capital ratio	21.57	15.53	15.18	8.00	10.00

DERIVATIVE FINANCIAL INSTRUMENTS

A derivative financial instrument includes futures, forwards, interest rate swaps, option contracts, and other financial instruments with similar characteristics. On occasion, we have used interest rate caps and swap agreements to manage our exposure to fluctuations in interest rates on a portion of our fixed-rate loans and variable rate deposits. We have used interest rate swap agreements to hedge interest rate risk resulting from our portfolio of interest-earning loans and interest-bearing deposit liabilities. We do not hold any derivative financial instruments for trading purposes.

At December 31, 2004, we are a party to two interest rate swap agreements, which we entered into in June 2002 and December 2002, respectively, with notional amounts of $15.0 million each, and with terms expiring in June 2005 and December 2005, respectively. Previously, we also were a party to one swap agreement, with a notional amount of $15.0 million, which we entered into in December 2001 and which expired in December 2004, and one interest rate cap agreement, with a notional amount of $15.0 million, which we entered into in June 2001 and which expired in June 2004. The contra party on each of our cap and swap agreements is the FHLB of Pittsburgh. We entered into these cap and swap agreements as a part of our strategy to manage our interest rate risk and we intended them to serve as a direct hedge against a specified portion of our loans or deposits. Under the cap agreement, which was intended to hedge a portion of our fixed-rate single-family residential mortgage loan portfolio, we were entitled to receive the amount, if any, by which the ten-year Constant Maturity Treasury ("CMT") exceeded 7.53% on the notional amount. Given the low interest rates in recent periods, we did not receive any payments from the cap agreement. However, had we experienced a rising interest rate environment, the cap agreement would have provided additional income that would have ameliorated the adverse impact of our fixed-rate, long-term mortgage loans. The premium cost of the cap was $99,000, which was amortized over its three-year term. Our swap agreement that expired in December 2004 and one of our interest rate swap agreements at December 31, 2004, also were designed to serve as a hedge against our fixed-rate, single-family mortgage loan portfolio. Under the agreements which expired in December 2004 we either paid or received the amount by which the ten-year CMT fell below or exceeded 5.92%. Under the agreement with a term expiring in June 2005, we either pay or receive the amount by which the ten-year CMT falls below or exceeds 5.57%. Again, given the low interest rate environment in recent periods, these swap agreements have resulted in us making payments to the contra party. The intent of these two agreements was to effectively convert a portion of our fixed-rate loan portfolio to assets with a variable interest rate. Our other interest rate swap agreement was designed to hedge a portion of our variable rate money market deposit accounts against rising interest rates. Under this swap agreement, we either pay or receive the amount by which the three-month LIBOR falls below or exceeds 2.59%. Again, as a result of market rates in recent periods, we have made payments on this swap agreement to the contra-party. Our intent with

this agreement was to effectively convert a portion of our deposits from a variable rate liability to a fixed-rate liability.

The swaps do not qualify as hedges under SFAS No. 133. As such, the fair value of the interest rate swaps are reflected as a liability in the accompanying consolidated statements of financial condition with the offset recorded in loss on derivative instruments, net in the consolidated statements of income. The fair value of the swap agreements was a negative $85,000 and a negative $569,000 at December 31, 2004, and December 31, 2003, respectively. During the years ended December 31, 2004, 2003, and 2002, the Bank paid $641,000, $770,000, and $170,000, respectively, under the agreements. In addition, the unrealized gains (losses) on derivatives recognized in loss on derivative instruments, net in the Bank's consolidated statements of income were $501,000, $363,000, and $(795,000) for the years ended December 31, 2004, 2003, and 2002, respectively.

The following tables summarize our derivative financial instruments at December 31, 2004.

		Amount of Commitment Expiration - Per Period			
	Total Amount Committed	To 1 Year	1-3 Years	4-5 Years	After 5 Years
	(In Thousands)				
Interest rate cap agreement (notional amount)	$ --	$ --	$ --	$ --	$ --
Interest rate swap agreements (notional amount)	30,000	30,000	--	--	--
Interest-rate loan lock commitments	--	--	--	--	--

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and the unused portions of lines of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Commitments to extend credit and lines of credit are not recorded as an asset or liability by us until the instrument is exercised. At December 31, 2004 and 2003 we had no commitments to originate loans for sale.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. The amount and type of collateral required varies, but may include accounts receivable, inventory, equipment, real estate and income-producing commercial properties. At December 31, 2004 and 2003, commitments to originate loans and commitments under unused lines of credit, including undisbursed portions of construction loans in process, for which the Bank is obligated amounted to approximately $92.4 million and $87.6 million, respectively.

Letters of credit are conditional commitments issued by the Bank guaranteeing payments of drafts in accordance with the terms of the letter of credit agreements. Commercial letters of credit are used primarily to facilitate trade or commerce and are also issued to support public and private borrowing

arrangements, bond financing and similar transactions. Collateral may be required to support letters of credit based upon management's evaluation of the creditworthiness of each customer. The credit risk involved in issuing letters of credit is substantially the same as that involved in extending loan facilities to customers. Most letters of credit expire within one year. At December 31, 2004 and 2003, the Bank had letters of credit outstanding of approximately $11.3 million and $7.7 million, respectively. At December 31, 2004, the uncollateralized portion of the letters of credit extended by the Bank was approximately $215,000.

The Bank is also subject to various pending claims and contingent liabilities arising in the normal course of business, which are not reflected in the unaudited consolidated financial statements. Management considers that the aggregate liability, if any, resulting from such matters will not be material.

Among the Bank's contingent liabilities are exposures to limited recourse arrangements with respect to the Bank's sales of whole loans and participation interests. At December 31, 2004, the exposure, which represent a portion of credit risk associated with the sold interests, amounted to $185,000. The exposure is for the life of the related loans and payable, on our proportional share, as losses are incurred.

We anticipate that we will continue to have sufficient funds and alternative funding sources to meet our current commitments.

The following tables summarize our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and under our construction loans at December 31, 2004.

		Amount of Commitment Expiration - Per Period			
	Total Amounts Committed	To 1 Year	1-3 Years	4-5 Years	After 5 Years
		(In Thousands)			
Letters of credit	$ 11,314	$ 10,108	$ 1,206	$ --	$ --
Recourse obligations on loans sold	185	--	--	--	185
Commitments to originate loans	3,708	3,708	--	--	--
Unused portion of home equity lines of credit	20,346	--	--	--	20,346
Unused portion of commercial lines of credit	38,239	38,239	--	--	--
Undisbursed portion of construction loans in process	30,131	9,671	20,460	--	--
Total commitments	$103,923	$61,726	$21,666	$ --	$20,531

The following tables summarize our contractual cash obligations at December 31, 2004.

		Payments Due By Period			
	Total	To 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In Thousands)		
Certificates of deposit	$182,771	$74,476	$85,353	$10,567	$12,375
FHLB advances	170,666	10,200	13,917	70,150	76,399
Repurchase agreements	12,866	12,866	--	--	--
Total debt	183,532	23,066	13,917	70,150	76,399
Operating lease obligations	3,764	426	773	587	1,978
Total contractual obligations	$370,067	$97,968	$100,043	$81,304	$90,752

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

General. We had net income of $4.6 million for the year ended December 31, 2004, representing an increase of $465,000 or 11.4% over net income of $4.1 million for the year ended December 31, 2003. Our net interest income improved by $541,000 or 3.4% to $16.6 million for the year ended December 31, 2004 from $16.1 million for the year ended December 31, 2003. Our results in the 2004 period reflect, in part, increases in the amount of interest-earning assets, which have offset, in whole or in part, the narrowing or compression of our net interest margins. Our net interest margin decreased by 21 basis points to 2.67% for the year ended December 31, 2004 compared to 2.88% for the year ended December 31, 2003 while our net interest spread decreased to 2.30% for the year ended December 31, 2004 compared to 2.50% for the year ended December 31, 2003. In addition, non-interest income improved $383,000 or 20.6% to $2.2 million for the year ended December 31, 2004 compared to $1.9 million for the year ended December 31, 2003. This improvement was due to an increase in service charge income and a decrease in the net loss on derivative instruments. Partially offsetting these increases in income was a $543,000 or 4.7% increase in non-interest expense to $12.0 million for the year ended December 31, 2004 compared to $11.5 million for the year ended December 31, 2003, primarily due to increases in salaries and employee benefits expense, the largest component of non-interest expense, and data processing expense

Interest Income. Interest income was $30.8 million for the year ended December 31, 2004, an increase of $852,000 or 2.8% from $30.0 million of interest income for the year ended December 31, 2003. The increase in interest income was primarily due to increases in interest income on investments and mortgage-backed securities. Both the average yield and average balance of investment securities increased. The average yield of investment securities increased to 2.87% for 2004 from 2.67% for 2003 while the average balance of investment securities increased to $84.3 million in 2004 from $78.4 million in 2003. A slight decrease in the average yield of mortgage-backed securities to 3.96% in 2004 from 4.09% in 2003 was more than offset by a $44.8 million or 48.6% increase in the average balance. A decrease in the average yield on loans receivable to 5.93% in 2004 compared to 6.59% in 2003 offset a $23.4 million increase in the average balance of such assets.

Interest Expense. Interest expense increased $310,000 or 2.2% to $14.2 million for the year ended December 31, 2004 compared to $13.9 million for the prior year. The increase was due primarily to increases in the average balances of FHLB advances and other borrowings. The average balance of FHLB advances increased $21.6 million or 14.6% to $169.7 million in 2004 from $148.1 million in 2003. The increase in the average balance more than offset a decrease in the average cost to 4.44% in 2004 from 4.73% in 2003. The average balance of other borrowings increased $2.5 million or 16.2% to $17.7 million

in 2004 from $15.2 million in 2003. The increase in the average balance of other borrowings was accompanied by an increase in the average cost of other borrowings to 0.66% in 2004 from 0.45% in 2003. Interest expense on deposits decreased $261,000 or 3.8% to $6.6 million in 2004 from $6.8 million in 2003 due to a decrease in the average cost to 1.88% in 2004 from 2.11% in 2003. The decrease in cost was partially offset by an increase in the average balance of deposits to $349.0 million for 2004 compared to $322.8 million for 2003.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

	Years Ended December 31,					
	2004			2003		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in Thousands)					
Interest-earning assets:						
Investment securities(1)	$ 84,320	$2,423	2.87%	$ 78,351	2,090	2.67%
Mortgage-backed securities	136,864	5,421	3.96	92,108	3,770	4.09
Loans receivable(2)	384,990	22,821	5.93	361,548	23,828	6.59
Other interest-earning assets	16,554	184	1.11	27,566	309	1.12
Total interest-earning assets	622,728	30,849	4.95%	559,573	29,997	5.36%
Cash and non-interest bearing balances	17,241			12,069		
Other non-interest-earning assets	11,157			11,338		
Total assets	$651,126			$582,980		
Interest-bearing liabilities:						
Deposits:						
Savings and money market accounts	$ 120,748	1,065	0.88%	$ 107,291	1,068	1.00%
Checking accounts	52,804	44	0.08	46,433	51	0.11
Certificate accounts	175,492	5,452	3.11	169,058	5,703	3.37
Total deposits	349,044	6,561	1.88	322,782	6,822	2.11
FHLB advances	169,699	7,532	4.44	148,090	7,008	4.73
Other borrowings	17,703	116	0.66	15,241	68	0.45
Total interest-bearing liabilities	536,446	$14,209	2.65%	486,113	$13,898	2.86%
Non-interest-bearing liabilities:						
Non-interest-bearing demand accounts	45,861			36,449		
Real estate tax escrow accounts	2,204			2,093		
Other liabilities	6,028			6,194		
Total liabilities	590,539			530,849		
Retained earnings	60,587			52,131		
Total liabilities and retained earnings	$651,126			$582,980		
Net interest-earning assets	$ 86,282			$ 73,460		
Net interest income; average Interest rate spread		$16,640	2.30%		$16,099	2.50%
Net interest margin(3)			2.67%			2.88%

(1) Investment securities for the 2004 period include 26 non-taxable municipal bonds with an aggregate average balance of $3.4 million and an average yield of 4.3%. Investment securities for the 2003 period include one non-taxable municipal bond in the amount of $180,000 and a yield of 3.9%. The tax-exempt income from such securities has not been calculated on a tax equivalent basis.

(2) Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

(3) Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, and (2) changes in volume, which is the change in volume multiplied by prior year rate. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	2004 vs. 2003			
	Increase (Decrease) Due to			
	Rate	Volume	Rate/ Volume	Total Increase (Decrease)
	(Dollars in Thousands)			
Interest income:				
Investment securities(1)	$ 161	$159	$ 13	$ 333
Mortgage-backed securities	(122)	1,832	(59)	1,651
Loans receivable, net	(2,397)	1,545	(155)	(1,007)
Other interest-earning assets	(3)	(123)	1	(125)
Total interest-earning assets	(2,361)	3,413	(200)	852
Interest expense:				
Savings accounts	(122)	134	(15)	(3)
Checking accounts	(12)	7	(2)	(7)
Certificate accounts	(451)	217	(17)	(251)
Total deposits	(585)	358	(34)	(261)
FHLB advances	(435)	1,023	(64)	524
Other borrowings	32	11	5	48
Total interest-bearing liabilities	(988)	1,392	(93)	311
Increase (decrease) in net interest income	$(1,373)	$2,021	$(107)	$541

(1) Investment securities for the 2004 period include 26 non-taxable municipal bonds with an aggregate average balance of $3.4 million and an average yield of 4.3%. Investment securities for the 2003 period include one non-taxable municipal bond in the amount of $180,000 and a yield of 3.9%. The tax-exempt income from such securities has not been calculated on a tax equivalent basis.

Provision for Loan Losses. For the year ended December 31, 2004 our provision for loan losses was $45,000 compared to $375,000 for the year ended December 31, 2003. The provision for loan losses is charged to expense as necessary to bring our allowance for loan losses to a sufficient level to cover known and inherent losses in the loan portfolio. At December 31, 2004 we had $227,000 of non-performing assets and our allowance for loan losses amounted to $1.4 million. Our non-performing loans as a percentage of total loans receivable was 0.06% at December 31, 2004 and 0.13% at December 31, 2003. For the year ended December 31, 2004 our net loan charge-offs amounted to $88,000. Net loan charge-offs amounted to $733,000 for the year ended December 31, 2003 of which $671,000 related to one borrower.

Non-interest Income. Total non-interest income increased $383,000 or 20.6% to $2.2 million for the year ended December 31, 2004 compared to $1.9 million for the year ended December 31, 2003. Contributing to the increase was a $318,000 or 20.8% increase in service charge income, particularly fees earned on our overdraft protection program which we began offering in May 2003. Our loss on derivative instruments improved to $141,000 for the year ended December 31, 2004 compared to $407,000 for the year ended December 31, 2003. These changes were somewhat offset as $190,000 of combined gains on sales of loans and property that were recognized in 2003 did not recur in 2004.

Non-interest Expense. Our total non-interest expense for the year ended December 31, 2004 amounted to $12.0 million representing an increase of $543,000 from the year ended December 31, 2003. The

increase for the year ended December 31, 2004 when compared to the prior year was due primarily to increases in salaries and employee benefits expense, the largest component of non-interest expense, and data processing expense. The $460,000 or 7.7% increase in salaries and employee benefits expense to $6.4 million in 2004 from $6.0 million in 2003 was due primarily to normal merit increases in salaries and an increase in staffing levels. Our data processing expense increased $101,000 or 8.7% to $1.3 million in 2004 from $1.2 million in 2003 as a result of increased deposits and deposit activity. The increase in deposit activity result in an increase in our data processing expense as data processing expense is dependent in part on the number of deposit transactions that are processed. These increases were partially offset by decreases of $131,000 and $64,000 in ATM expense and advertising and promotions expense, respectively. The decrease in ATM expense was due to certain savings negotiated during a contract renewal in 2004. The decrease in advertising and promotions was due to higher expenditures in 2003 to promote the opening of new branches in that year.

Income Tax Expense. Income tax expense for the year ended December 31, 2004 amounted to $2.3 million, compared to $2.0 million for the year ended December 31, 2003. The increase in income tax expense was due primarily to the increase in our pre-tax income. Our effective income tax rate remained relatively consistent at 33.2% and 33.1% for the years ended December 31, 2004 and 2003, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

General. We reported net income of $4.1 million for the year ended December 31, 2003 compared to $4.4 million for the year ended December 31, 2002. The primary reason for the decrease was a $1.1 million decrease in net interest income in 2003 compared to 2002. The low interest rate environment which prevailed throughout 2003 contributed to the trend of net interest spread and margin compression that we have faced in recent periods. Our net interest margin decreased by 62 basis points to 2.88% in 2003 compared to 3.50% in 2002. Our net interest rate spread decreased by 53 basis points to 2.50% in 2003 compared to 3.03% in 2002. Again, the compression in our net interest margin and net interest spread in 2003 compared to 2002 in large part reflects the low interest rate environment that prevailed throughout 2003. The low interest rate environment had the effect of reducing the average yields earned on our interest-earning assets to a greater degree than it reduced the average rate paid on our interest-bearing liabilities. In addition, our non-interest expense increased in 2003 compared to 2002, due primarily to higher salary and benefit costs. The effects of the reduction in net interest income and the increase in non-interest expense were partially offset by a $1.1 million increase in non-interest income due primarily to fees earned on our overdraft protection program, which we began offering in May 2003, and an improvement in the amount of loss on derivative instruments.

Interest Income. Our total interest income amounted to $30.0 million for the year ended December 31, 2003 compared to $31.8 million for the year ended December 31, 2002. The primary reason for the decrease in interest income in 2003 compared to 2002 was a decrease in the average yields earned on interest-earning assets which was partially offset by an increase in the average balance of investment and mortgage-backed securities. Interest income on net loans receivable amounted to $23.8 million in 2003 compared to $26.7 million in 2002. The $2.8 million or 10.7% decrease was due to a 69 basis point decrease in the average yield earned to 6.59% in 2003 compared to 7.28% in 2002. Interest earned on investment and mortgage-backed securities increased by $1.0 million in 2003 compared to 2002 due to increases of $45.9 million and $31.7 million, respectively, in the average balance of our mortgage-backed and investment securities portfolios. The increases in average balances of our mortgage-backed and investment securities more than offset declines of 184 basis points and 152 basis points, respectively, in the average yields earned. The declines in the average yields earned on interest-earning assets in 2003 compared to 2002 primarily reflects the continuing low market rates of interest during the period.

Interest Expense. Our total interest expense amounted to $13.9 million for the year ended December 31, 2003 compared to $14.6 million for the year ended December 31, 2002, a decrease of $685,000 or 4.7%. The reason for the decrease in interest expense in 2003 compared to 2002 was a decrease in the average rates paid on all of our interest-bearing liabilities which more than offset the effects of increases in the

average balances of our deposits, FHLB advances and other borrowings. Interest paid on deposit accounts decreased by $1.4 million in 2003 compared to 2002. The average rate paid on total deposits was 2.11% in 2003 compared to 2.77% in 2002. The average balance of our total deposits increased by $26.4 million in 2003 compared to 2002. The average balance of our FHLB advances increased by $31.4 million in 2003 compared to 2002, while the average interest rate paid declined to 4.73% in 2003 compared to 5.39% in 2002.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

	Years Ended December 31,					
	2003			2002		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in Thousands)					
Interest-earning assets:						
Investment securities(1)	$ 78,351	$ 2,090	2.67%	$ 46,665	$ 1,955	4.19%
Mortgage-backed securities	92,108	3,770	4.09	46,249	2,744	5.93
Loans receivable(2)	361,548	23,828	6.59	366,246	26,674	7.28
Other interest-earning assets	27,566	309	1.12	32,460	424	1.31
Total interest-earning assets	559,573	29,997	5.36%	491,620	31,797	6.47%
Cash and non-interest bearing balances	12,069			4,849		
Other non-interest-earning assets	11,338			11,149		
Total assets	$582,980			$507,618		
Interest-bearing liabilities:						
Deposits:						
Savings and money market accounts	$ 107,291	1,068	1.00%	$ 89,659	1,524	1.70%
Checking accounts	46,433	51	0.11	42,632	58	0.14
Certificate accounts	169,058	5,703	3.37	164,089	6,631	4.04
Total deposits	322,782	6,822	2.11	296,380	8,213	2.77
FHLB advances	148,090	7,008	4.73	116,689	6,288	5.39
Other borrowings	15,241	68	0.45	10,304	82	0.80
Total interest-bearing liabilities	486,113	$13,898	2.86%	423,373	$14,583	3.44%
Non-interest-bearing liabilities:						
Non-interest-bearing demand accounts	36,449			28,935		
Real estate tax escrow accounts	2,093			2,204		
Other liabilities	6,194			5,073		
Total liabilities	530,849			459,585		
Retained earnings	52,131			48,033		
Total liabilities and retained earnings	$582,980			$507,618		
Net interest-earning assets	$ 73,460			$ 68,247		
Net interest income; average Interest rate spread		$16,099	2.50%		$17,214	3.03%
Net interest margin(3)			2.88%			3.50%

(1) Investment securities include in all periods one non-taxable municipal bond in the amount of $180,000 and a yield of 3.9%. The tax-exempt income from such securities has not been calculated on a tax equivalent basis.

(2) Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

(3) Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, and (2) changes in volume, which is the change in volume multiplied by prior year rate. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	2003 vs. 2002			
	Increase (Decrease) Due to			
	Rate	Volume	Rate/ Volume	Total Increase (Decrease)
	(Dollars in Thousands)			
Interest income:				
Investment securities(1)	$ (710)	$1,327	$ (482)	$ 135
Mortgage-backed securities	(851)	2,722	(845)	1,026
Loans receivable, net	(2,536)	(343)	33	(2,846)
Other interest-earning assets	(60)	(64)	9	(115)
Total interest-earning assets	(4,157)	3,642	(1,285)	(1,800)
Interest expense:				
Savings and money market accounts	(631)	299	(124)	(456)
Checking accounts	(11)	5	(1)	(7)
Certificate accounts	(1,096)	201	(33)	(928)
Total deposits	(1,738)	505	(158)	(1,391)
FHLB advances	(766)	1,692	(206)	720
Other borrowings	(36)	38	(16)	(14)
Total interest-bearing liabilities	(2,540)	2,235	(380)	(685)
Increase (decrease) in net interest income	$(1,617)	$1,407	$(905)	$(1,115)

Provision for Loan Losses. Our provision for loan losses amounted to $375,000 in 2003 compared to $500,000 in 2002. The provision for loan losses is charged to expense as necessary to bring our allowance for loan losses to a sufficient level to cover known and inherent losses in the loan portfolio. Our allowance for loan losses was $1.5 million at December 31, 2003 compared to $1.8 million at December 31, 2002. Total loan charge-offs were $760,000 in 2003 compared to $298,000 in 2002. Of the $760,000 of loan charge-offs in 2003, $671,000 was charged-off in the first quarter with respect to one letter of credit which was placed on non-accrual status in 2002. The $298,000 in charge-offs in 2002 was with respect to one commercial loan. This commercial loan was to an affiliate of the borrower responsible for the previously discussed charge-off in the first quarter of 2003. Both of these relationships were placed on non-accrual status in 2002. In addition, the financial difficulties of the borrower and affiliated entities which became known in 2002 and the non-performance of these related loans was part of the reason for the higher level of our provision for loan losses in 2002 compared to 2003.

Non-interest Income. Our non-interest income increased by $1.1 million or 151.1% to $1.9 million for the year ended December 31, 2003 compared to $741,000 for the year ended December 31, 2002. A principal reason for the increase in non-interest income in 2003 compared to 2002 was a $599,000, or 64.4%, increase in service charges to $1.5 million in 2003 compared to $930,000 in 2002, which was due primarily to fees generated by our overdraft protection program. Our non-interest income also was affected by a $559,000 improvement in the amount of loss on derivative instruments to a loss of $407,000 for 2003 compared to a $966,000 loss for 2002. The loss on derivative instruments for the year ended December 31, 2003 consisted of a realized amount of $770,000 of payments made by us to the contra parties under our interest rate cap and swap agreements which was partially offset by an unrealized gain of $363,000. For the year ended December 31, 2002, the loss on derivative instruments consisted of $170,000 in realized payments to the contra parties and an unrealized loss of $795,000 on our interest rate

swap and cap agreements. In addition, the increase in non-interest income in 2003 compared to 2002 was due to a $146,000 gain on the sale of property in 2003 compared to no such gain in 2002. The gain recorded in 2003 reflects our sale of an equity investment in a property held for development and our sale of one property held as real estate owned.

Non-interest Expense. Our non-interest expense increased by $862,000 or 8.1% to $11.5 million for the year ended December 31, 2003 compared to $10.6 million for the year ended December 31, 2002. The primary reasons for the increase in non-interest expense were increases in salary and employee benefits expense of $421,000, increases in net occupancy expense of $144,000, increases in advertising and promotions cost of $55,000, an increase in ATM expense of $51,000 and increases in other non-interest expenses of $151,000. The increase in salary and employee benefits expense in 2003 compared to 2002 was 7.6% and was due primarily to normal merit increases and increases in full-time personnel. The increase in occupancy costs was due to the expansion of our branch network. The increase in ATM expense was due to an increase in the amount of transactions, largely as a result of our increased deposit base. The increase in other non-interest expenses was due primarily to increases in costs related to our overdraft protection program of $76,000 and increased group insurance costs of $84,000.

Income Tax Expense. Our income tax expense decreased by $446,000 or 18.1% to $2.0 million for the year ended December 31, 2003 compared to $2.5 million for the year ended December 31, 2002. The decrease in income tax expense was due primarily to the decrease in pre-tax income. Our effective Federal tax rate was 33.1% for the year ended December 31, 2003 compared to 36.1% for the year ended December 31, 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Asset/Liability Management and Market Risk. Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from the interest rate risk which is inherent in our lending and deposit taking activities. To that end, management actively monitors and manages interest rate risk exposure. In addition to market risk, our primary risk is credit risk on our loan portfolio. We attempt to manage credit risk through our loan underwriting and oversight policies.

The principal objective of our interest rate risk management function is to evaluate the interest rate risk embedded in certain balance sheet accounts, determine the level of risk appropriate given our business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with approved guidelines. We seek to manage our exposure to risks from changes in interest rates while at the same time trying to improve our net interest spread. We monitor interest rate risk as such risk relates to our operating strategies. We have established an Asset/Liability Committee at Abington Bank, which is comprised of our President and Chief Executive Officer, three Senior Vice Presidents and two Vice Presidents of Lending, and which is responsible for reviewing our asset/liability policies and interest rate risk position. The Asset/Liability Committee meets on a regular basis. The extent of the movement of interest rates is an uncertainty that could have a negative impact on future earnings.

In recent years, we primarily have utilized the following strategies in our efforts to manage interest rate risk:

- we have increased our originations of shorter term loans and/or loans with adjustable rates of interest, particularly construction loans, commercial real estate and multi-family residential mortgage loans and home equity lines of credit;

- we have attempted to match fund a portion of our securities portfolio with borrowings having similar expected lives;

- we have reduced our reliance on certificates of deposit as a funding source and increased the amount of our transaction accounts;

- we have attempted, where possible, to extend the maturities of our deposits and borrowings;

- we have invested in securities with relatively short anticipated lives, generally three to five years, and increased our holding of liquid assets; and

- on occasion, we have utilized certain off-balance sheet derivative products, consisting of interest rate cap and swap agreements, in our efforts to protect our net interest income from sudden shifts.

Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset and liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to affect adversely net interest income while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to affect adversely net interest income. Our current asset/liability policy provides that our one-year interest rate gap as a percentage of total assets should not exceed positive or negative 20%. This policy was adopted by our management and Board based upon their judgment that it established an appropriate benchmark for the level of interest-rate risk, expressed in terms of the one-year gap, for the Bank. In the event our one-year gap position were to approach or exceed the 20% policy limit, we would review the composition of our assets and liabilities in order to determine what steps might appropriately be taken, such as selling certain securities or loans or repaying certain borrowings, in order to maintain our one-year gap in accordance with the policy. Alternatively, depending on the then-current economic scenario, we could determine to make an exception to our policy or we could determine to revise our policy. In recent periods, our one-year gap position was well within our policy. Our one-year cumulative gap was a positive 0.57% at December 31, 2004, compared to a negative 1.78% at December 31, 2003. Part of the reason that we determined several years ago to increase our originations of commercial real estate and multi-family residential real estate loans, construction loans, home equity lines and commercial business loans, all of which generally have shorter terms to maturity than single-family residential mortgage loans and are more likely to have floating or adjustable rates of interest, was, in part, to increase the amount of our interest rate sensitive assets in the one- to three-year time horizon. By increasing the amount of our interest rate sensitive assets in the one-to three-year time horizon, we felt that we better positioned ourselves to benefit from a rising interest rate environment because the average interest rates on our loans would increase as general market rates of interest were increasing.

The following table sets forth the amounts of our interest-earning assets and interest-bearing liabilities outstanding December 31, 2004, which we expect, based upon certain assumptions, to reprice or mature in each of the future time periods shown (the "GAP Table"). Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at December 31, 2004, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate loans and fixed-rate loans, and as a result of contractual rate adjustments on adjustable-rate loans. Annual prepayment rates for adjustable-rate and fixed-rate single-family and multi-family mortgage loans are assumed to range from 10% to 26%. The annual prepayment rate for mortgage-backed securities is assumed to range from 9% to 63%. Money market deposit accounts, savings accounts and interest-bearing checking accounts are assumed to have annual rates of withdrawal, or "decay rates," of 16%, 12.5% and 0%, respectively.

	6 Months or Less	More than 6 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
			(Dollars in Thousands)			
Interest-earning assets(1):						
Loans receivable(2)	$150,455	$25,958	$ 86,553	$ 64,151	$85,539	$412,656
Mortgage-backed securities	25,260	20,576	53,897	34,710	30,289	164,732
Investment securities	14,729	297	37,482	21,500	22,826	96,834
Other interest-earning assets	7,452	--	--	--	--	7,452
Total interest-earning assets	197,896	46,831	177,932	120,361	138,654	681,674
Interest-bearing liabilities:						
Savings and money market accounts	$ 18,727	$ 18,727	$ 47,048	$ 21,647	$ 19,055	$125,204
Checking accounts	--	--	--	--	59,719	59,719
Certificate accounts	38,855	35,623	85,352	10,567	12,374	182,771
FHLB advances	103,714	12,115	23,309	18,262	13,266	170,666
Other borrowed money	12,866	--	--	--	--	12,866
Total interest-bearing liabilities	174,162	66,464	155,709	50,476	104,414	551,226
Interest-earning assets less interest-bearing liabilities	$23,734	$(19,633)	$ 22,223	$69,885	$34,240	$130,448
Cumulative interest-rate sensitivity gap(3)	$23,734	$ 4,101	$ 26,324	$96,209	$130,449	
Cumulative interest-rate gap as a percentage of total assets at December 31, 2004	3.31%	0.57%	3.67%	13.40%	18.17%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2004	113.63%	101.70%	106.64%	121.53%	123.67%	

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2) For purposes of the gap analysis, loans receivable includes non-performing loans net of the allowance for loan losses, undisbursed loan funds, unamortized discounts and deferred loan fees.

(3) Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

Net Portfolio Value and Net Interest Income Analysis. Our interest rate sensitivity also is monitored by management through the use of models which generate estimates of the change in its net portfolio value ("NPV") and net interest income ("NII") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The following table sets forth our NPV as of December 31, 2004 and reflects the changes to NPV as a result of immediate and sustained changes in interest rates as indicated.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change
		(Dollars in Thousands)			
300bp	$ 80,800	$(25,745)	(24.16)%	11.55%	(280)bp
200	90,651	(15,894)	(14.92)	12.69	(165)
100	101,622	(4,923)	(4.62)	13.93	(41)
Static	106,545	--	--	14.34	--
(100)	100,535	(6,010)	(5.64)	13.48	(86)
(200)	89,594	(10,941)	(10.88)	12.04	(230)
(300)	76,501	(13,093)	(14.61)	10.33	(401)

In addition to modeling changes in NPV, we also analyze potential changes to NII for a twelve-month period under rising and falling interest rate scenarios. The following table shows our NII model as of December 31, 2004.

Change in Interest Rates in Basis Points (Rate Shock)	Net Interest Income	$ Change	% Change
	(Dollars in Thousands)		
300bp	$20,816	$1,478	7.64%
200	20,174	836	4.32
100	19,826	488	2.52
Static	19,338	--	--
(100)	18,688	(650)	(3.36)
(200)	17,654	(1,684)	(8.71)
(300)	16,561	(2,777)	(14.36)

The above table indicates that as of December 31, 2004, in the event of an immediate and sustained 300 basis point increase in interest rates, Abington Bank's net interest income for the 12 months ending December 31, 2005 would be expected to increase by $1.5 million or 7.64% to $20.8 million.

As is the case with the GAP Table, certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV and NII require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the models presented assume that the composition of our

interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on net interest income and will differ from actual results.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Abington Community Bancorp, Inc. and subsidiaries:
Jenkintown, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of Abington Community Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Abington Community Bancorp, Inc. and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 23, 2005

ABINGTON COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2004	December 31, 2003
ASSETS		
Cash and due from banks	$ 24,867,784	$ 11,483,730
Interest-bearing bank balances	8,428,048	8,211,895
Total cash and cash equivalents	33,295,832	19,695,625
Investment securities held to maturity (estimated fair value—2004, $10,336,485)	10,219,764	-
Investment securities available for sale (amortized cost—2004, $77,348,884; 2003, $79,579,757)	76,163,951	78,984,495
Mortgage-backed securities held to maturity (estimated fair value—2004, $81,322,041; 2003, $42,891,508)	81,703,737	43,009,221
Mortgage-backed securities available for sale (amortized cost—2004, $83,300,963; 2003, $77,908,514)	83,027,943	78,212,883
Loans receivable, net of allowance for loan loss (2004, $1,412,697; 2003, $1,455,889)	412,655,664	364,619,621
Accrued interest receivable	2,710,162	2,386,841
Federal Home Loan Bank stock—at cost	10,450,100	10,039,300
Property and equipment, net	5,533,085	5,800,068
Deferred tax asset	1,313,068	1,062,471
Prepaid expenses and other assets	905,074	628,431
TOTAL ASSETS	$ 717,978,380	$ 604,438,956
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Noninterest-bearing	$ 37,596,228	$ 37,855,415
Interest-bearing	367,693,829	324,810,757
Total deposits	405,290,057	362,666,172
Advances from Federal Home Loan Bank	170,666,374	173,731,623
Other borrowed money	12,865,521	8,680,916
Accrued interest payable	910,040	943,949
Advances from borrowers for taxes and insurance	2,047,151	2,135,301
Accounts payable and accrued expenses	3,144,536	3,046,727
Total liabilities	594,923,679	551,204,688
COMMITMENTS AND CONTINGENCIES (see note 14)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value, 40,000,000 shares authorized, issued and outstanding: 15,870,000 in 2004	158,700	-
Additional paid-in capital	69,096,936	-
Unallocated common stock held by:		
Employee Stock Ownership Plan (ESOP)	(2,046,137)	-
Deferred compensation plans trust	(1,074,200)	-
Retained earnings	57,881,651	53,426,380
Accumulated other comprehensive loss	(962,249)	(192,112)
Total stockholders' equity	123,054,701	53,234,268
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 717,978,380	$ 604,438,956

See notes to consolidated financial statements.

ABINGTON COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2004	2003	2002
INTEREST INCOME:			
Interest on loans	$ 22,820,635	$ 23,827,902	$ 26,674,302
Interest and dividends on investment and mortgage-backed securities	8,027,992	6,168,838	5,122,644
Total interest income	30,848,627	29,996,740	31,796,946
INTEREST EXPENSE:			
Interest on deposits	6,561,036	6,822,294	8,213,012
Interest on Federal Home Loan Bank advances	7,531,886	7,008,352	6,287,684
Interest on other borrowed money	115,618	67,494	81,944
Total interest expense	14,208,540	13,898,140	14,582,640
NET INTEREST INCOME	16,640,087	16,098,600	17,214,306
PROVISION FOR LOAN LOSSES	45,000	375,000	500,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	16,595,087	15,723,600	16,714,306
NON-INTEREST INCOME			
Service charges	1,846,622	1,528,524	929,736
Rental income	52,327	55,667	49,710
Loss on derivative instruments, net	(140,813)	(406,710)	(965,642)
Gain on sale of property	-	146,268	-
Gain on sale of investments	-	-	22,625
Gain on sale of loans	-	44,036	88,611
Other income	484,682	492,048	615,533
Total non-interest income	2,242,818	1,859,833	740,573
NON-INTEREST EXPENSES			
Salaries and employee benefits	6,431,433	5,971,415	5,550,650
Net occupancy	1,163,667	1,157,090	1,012,982
Depreciation	496,477	539,454	504,514
Data processing	1,268,339	1,166,936	1,166,639
ATM expense	291,962	422,463	371,798
Deposit insurance premium	113,318	107,565	103,493
Advertising and promotions	285,532	349,448	294,028
Other	1,964,477	1,757,848	1,606,454
Total non-interest expenses	12,015,205	11,472,219	10,610,558
INCOME BEFORE INCOME TAXES	6,822,700	6,111,214	6,844,321
PROVISION FOR INCOME TAXES	2,267,429	2,021,192	2,467,238
NET INCOME	$ 4,555,271	$ 4,090,022	$ 4,377,083
BASIC EARNINGS PER SHARE	(1)	n/a	n/a
DILUTED EARNINGS PER SHARE	(1)	n/a	n/a

(1) Due to the timing of the Bank's reorganization into the mutual holding company form and the completion of the Company's initial public offering on December 16, 2004, earnings per share for the period from December 16, 2004 to December 31, 2004 is not considered meaningful and is not shown.

See notes to consolidated financial statements.

ABINGTON COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock	Additional Paid-in Capital	Common Stock Acquired by Benefit Plans	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
BALANCE—JANUARY 1, 2002	$ -	$ -	$ -	$ 44,959,275	$ 429,181	$ 45,388,456	
Comprehensive income:							
Net income	-	-	-	4,377,083	-	4,377,083	$ 4,377,083
Net realized holding gain on available for sale securities arising during the period, net of tax expense of $425,434 (1)	-	-	-	-	825,842	825,842	825,842
Comprehensive income	-	-	-	-	-	-	$ 5,202,925
BALANCE—DECEMBER 31, 2002	-	-	-	49,336,358	1,255,023	50,591,381	
Comprehensive income:							
Net income	-	-	-	4,090,022	-	4,090,022	$ 4,090,022
Net realized holding loss on available for sale securities arising during the period, net of tax benefit of $745,494 (1)	-	-	-	-	(1,447,135)	(1,447,135)	(1,447,135)
Comprehensive income	-	-	-	-	-	-	$ 2,642,887
BALANCE—DECEMBER 31, 2003	-	-	-	53,426,380	(192,112)	53,234,268	
Comprehensive income:							
Net income	-	-	-	4,555,271	-	4,555,271	$ 4,555,271
Net realized holding loss on available for sale securities arising during the period, net of tax benefit of $396,923 (1)	-	-	-	-	(770,137)	(770,137)	(770,137)
Comprehensive income							$ 3,785,134
Capitalization of mutual holding company	-	-	-	(100,000)	-	(100,000)	
Issuance of common stock	158,700	69,096,936	-			69,255,636	
Common stock acquired by ESOP	-	-	(2,046,137)	-	-	(2,046,137)	
Common stock acquired by deferred compensation plans trust	-	-	(1,074,200)	-	-	(1,074,200)	
BALANCE—DECEMBER 31, 2004	$ 158,700	$ 69,096,936	$ (3,120,337)	$ 57,881,651	$ (962,249)	$ 123,054,701	

(1) Disclosure of reclassication amount, net of tax, for:

	Year Ended December 31, 2004	2003	2002
Net unrealized (depreciation) appreciation arising during the year	$ (770,137)	$ (1,447,135)	$ 840,775
Less: reclassification adjustment for net gains included in net income net of related taxes	-	-	14,933
Net unrealized (loss) gain on securities	$ (770,137)	$ (1,447,135)	$ 825,842

See notes to consolidated financial statements.

ABINGTON COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	2003	2002
OPERATING ACTIVITIES:			
Net income	$ 4,555,271	$ 4,090,022	$ 4,377,083
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	45,000	375,000	500,000
Depreciation	496,477	539,454	504,514
Unrealized (gain) loss on derivative instruments	(500,500)	(363,462)	795,263
Gain on sale of loans	--	(44,036)	(88,611)
Gain on sale of property	--	(146,268)	--
Gain on sale of investments	--	--	(22,625)
Deferred income tax expense (benefit)	146,326	38,914	(752,102)
Deferred loan fees	1,670,599	1,811,274	883,287
(Accretion) Amortization of:			
Deferred loan fees	(1,719,730)	(2,424,541)	(863,237)
Premiums and discounts, net	342,307	171,940	(3,703)
Changes in assets and liabilities which (used) provided cash:			
Accrued interest receivable	(323,321)	(279,209)	55,202
Prepaid expenses and other assets	(276,643)	(2,175)	432,488
Accrued interest payable	(33,909)	(194,411)	(342,370)
Accounts payable and accrued expenses	598,309	659,629	626,937
Net cash provided by operating activities	5,000,186	4,232,131	6,102,126
INVESTING ACTIVITIES:			
Principal collected on loans	135,777,456	184,360,172	141,961,250
Disbursements for loans	(183,809,368)	(175,718,229)	(164,504,718)
Purchases of:			
Mortgage-backed securities held to maturity	(47,862,570)	(37,289,373)	(10,062,560)
Mortgage-backed securities available for sale	(35,222,233)	(61,942,717)	(10,491,464)
Investments held to maturity	(10,220,792)	-	-
Investments available for sale	(34,263,462)	(109,356,340)	(52,084,119)
Federal Home Loan Bank stock	(2,911,021)	(3,006,400)	(1,219,300)
Real estate investment	--	--	(523,631)
Property and equipment	(229,494)	(456,760)	(1,404,717)
Proceeds from:			
Maturities of mortgage-backed securities available for sale	221,147	5,406,638	--
Maturities of investments available for sale	36,495,000	72,574,172	38,329,477
Principal repayments of mortgage-backed securities held to maturity	8,989,832	4,268,486	-
Principal repayments of mortgage-backed securities available for sale	29,444,915	18,398,879	16,018,885
Sale of real estate investment	--	448,000	--
Sale of real estate owned	--	178,334	--
Sales of Federal Home Loan Bank stock	2,500,221	--	--
Sales/disposals of investments	--	--	22,625
Net cash used in investing activities	(101,090,369)	(102,135,138)	(43,958,272)
FINANCING ACTIVITIES:			
Net increase in demand deposits and savings accounts	26,366,205	25,284,368	7,351,320
Net increase (decrease) in certificate accounts	16,257,680	(6,954,670)	27,926,301
Net increase (decrease) in other borrowed money	4,184,605	(3,256,189)	2,188,354
Advances from Federal Home Loan Bank	352,275,000	61,024,379	55,865,191
Repayments of advances from Federal Home Loan Bank	(355,340,249)	(10,053,408)	(40,355,244)
Net decrease in advances from borrowers for taxes and insurance	(88,150)	(147,554)	(107,008)
Proceeds from stock issuance, net of conversion costs and acquisition of stock for deferred compensation plans trust	68,181,436	--	--
Acquisition of stock for ESOP	(2,046,137)	--	--
Capitalization of mutual holding company	(100,000)	--	--
Net cash provided by financing activities	109,690,390	65,896,926	52,868,914
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,600,207	(32,006,081)	15,012,768
CASH AND CASH EQUIVALENTS—Beginning of year	19,695,625	51,701,706	36,688,938
CASH AND CASH EQUIVALENTS—End of year	$ 33,295,832	$ 19,695,625	$ 51,701,706
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Noncash transfer of real estate investment to loans receivable		$ 1,955,322	
Cash paid during the year for:			
Interest on deposits and other borrowings	$ 14,242,449	$ 13,956,551	$ 14,844,010
Income taxes	$ 2,350,000	$ 1,931,135	$ 2,051,465

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Abington Community Bancorp, Inc. (the "Company") is a Pennsylvania corporation, which was organized to be a mid-tier holding company for Abington Savings Bank. Abington Savings Bank is a Pennsylvania-chartered, FDIC-insured savings bank, which conducts business under the name "Abington Bank" (the "Bank" or "Abington Bank"). The Company was organized in conjunction with the Bank's reorganization from the mutual savings bank to the mutual holding company structure in December 2004. Abington Mutual Holding Company, a Pennsylvania corporation, is the mutual holding company parent of the Company. Abington Mutual Holding Company owns 55% of the Company's outstanding common stock and must continue to own at least a majority of the voting stock of the Company. The Bank is a wholly owned subsidiary of the Company. The Company's results of operations are primarily dependent on the results of the Bank and the Bank's wholly owned subsidiaries, ASB Investment Co., Keswick Services II and its wholly owned subsidiaries, and Abington Corp. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The Bank's executive offices are in Jenkintown, Pennsylvania, with seven other branches and four limited service facilities located in nearby Montgomery County and Bucks County neighborhoods. The Bank is principally engaged in the business of accepting customer deposits and investing these funds in loans that include residential mortgage, commercial, consumer and construction loans. The principal business of ASB Investment Co. is to hold certain investment securities for the Bank. Keswick Services II and its subsidiaries manage the Bank's real estate, including real estate rentals. Abington Corp. is a dormant subsidiary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—All significant intercompany transactions and balances have been eliminated.

Use of Estimates in the Preparation of Financial Statements—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimates are the allowance for loan losses and deferred income taxes.

Cash and Cash Equivalents—For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and interest-bearing deposits with banks, commercial paper and liquid money market funds with original maturities of three months or less.

Investment and Mortgage-Backed Securities—Debt and equity securities are classified and accounted for as follows:

Held to Maturity—Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balances, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

Available for Sale—Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, and changes in the availability of and in the yield of alternative investments, are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of retained earnings until realized. Realized gains and losses on the sale of investment and mortgage-backed securities are reported in the consolidated statements of income and determined using the adjusted cost of the specific security sold.

Management analyzes the securities portfolio on a quarterly basis to determine whether any unrealized losses indicate an impairment, whether such impairment is other-than-temporary, and what, if any, impairment loss should be recognized.

Derivative Financial Instruments—The Company recognizes all derivatives as either assets or liabilities in the statements of financial condition and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The Company uses interest rate cap and swap agreements to manage its exposure to fluctuations in interest rates on a portion of its fixed rate loans and variable rate deposits. The agreements do not qualify for hedge accounting under Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. Gains and losses in the fair value of the cap and swap agreements, as well as amounts paid or received under the agreements, are recognized in a separate line item, loss on derivative instruments, net, included in non-interest income in the Company's consolidated statements of income during the period in which they accrue. The Company does not hold any derivative financial instruments for trading purposes.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies accounting for derivative instruments and hedging activities under Statement 133. In addition, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a significant effect on the Company's financial position or results of operations.

Allowance for Loan Losses—The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Impairment losses are included in the provision for loan losses.

Loans Held for Sale and Loans Sold—The Company originates mortgage loans held for investment and for sale. At origination, the mortgage loan is identified as either held for sale or for investment.

Mortgage loans held for sale are carried at the lower of cost or forward committed contracts (which approximates market), determined on a net aggregate basis. The Company had no loans classified as held for sale at December 31, 2004 and 2003.

The Company assesses the retained interest in the servicing asset or liability associated with the sold loans based on the relative fair values. The servicing asset or liability is amortized in proportion to and over the period during which estimated net servicing income or net servicing loss, as appropriate, will be received. Assessment of the fair value of the retained interest is performed on a continual basis. At December 31, 2004 and 2003, mortgage servicing rights of $72,000 and $91,000, respectively, were included in other assets. No valuation allowance is deemed necessary for any of the periods presented.

Amortization of the servicing asset totaled $19,000, $43,000 and $23,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Real Estate Owned—Real estate properties acquired through foreclosure are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Net revenue and expenses from operations and additions to the valuation allowance are included in gain or loss on foreclosed real estate.

Real Estate Investment—Real estate investment is carried at lower of cost, including cost of improvements, or fair value less cost to sell. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding the property are expensed.

Property and Equipment—Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets. The costs of maintenance and repairs are expensed as they are incurred, and renewals and betterments are capitalized.

Other Borrowed Money—The Company enters into overnight repurchase agreements with commercial checking account customers. These agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the consolidated statements of financial condition. Securities pledged as collateral under agreements to repurchase are reflected as assets in the consolidated statements of financial condition.

Loan Origination and Commitment Fees—The Company defers loan origination and commitment fees, net of certain direct loan origination costs. The balance is accreted into income as a yield adjustment over the life of the loan using the level-yield method.

Interest on Loans—The Company recognizes interest on loans on the accrual basis. Income recognition is generally discontinued when a loan becomes 90 days or more delinquent. Any interest previously accrued is deducted from interest income. Such interest ultimately collected is credited to income when collection of principal and interest is no longer in doubt.

Income Taxes—Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income—The Company presents as a component of comprehensive income the amounts from transactions and other events which currently are excluded from the consolidated statements of income and are recorded directly to retained earnings. These amounts consist of unrealized holding gains (losses) on available for sale securities.

Unallocated Common Stock—Stock held in treasury by the Company, including unallocated stock

held by certain benefit plans, is accounted for using the cost method which treats stock held in treasury as a reduction to total shareholders' equity.

Earnings per share—Earnings per share ("EPS") consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for each period presented. Diluted EPS is calculated by dividing net income by the weighted average number of common shares outstanding plus dilutive common stock equivalents ("CSEs"). CSEs consist of unvested common stock awards. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. At December 31, 2004 there were no antidilutive shares. Due to the timing of the Bank's reorganization into the mutual holding company form and the completion of the Company's initial public offering on December 16, 2004, earnings per share for the period from December 16, 2004 to December 31, 2004 is not considered meaningful and is not shown.

Accounting for Costs Associated with Exit or Disposal Activities—In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant effect on the Company's financial position or results of operations.

Acquisitions of Certain Financial Institutions—In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*, which addresses the financial accounting and reporting for the acquisition of all of a financial institution, except for a transaction between two or more mutual companies. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The effective date of this statement is October 1, 2002. The adoption of SFAS No. 147 did not have a significant effect on the Company's financial position or results of operations.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FIN No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*, which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this Interpretation did not have a significant effect on the Company's financial position or results of operations. At December 31, 2004 and 2003, the Bank had letters of credit outstanding of approximately $11.3 million and $7.7 million, respectively. At December 31, 2004, the uncollateralized portion of the letters of credit extended by the Bank was approximately $215,000.

Recent Accounting Pronouncements—In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin (SAB) No. 105, *Application of Accounting Principles to Loan Commitments*, which provides guidance regarding loan commitments that are accounted for as derivative instruments. In this SAB, the SEC determined that an interest rate lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in

value resulting from changes in market interest rates. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In March 2004, the FASB Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments*. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. In September 2004, the FASB issued FSP 03-1-1, which delayed the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of Issue 03-1 due to additional proposed guidance. Management is continuing to monitor the developments surrounding EITF 03-1. The amount of other-than-temporary impairment to be recognized depends on market conditions, management's intent and ability to hold investments until a forecasted recovery. Management is following current guidance, which has not had a material impact on the Company.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), *Share-Based* Payment, which revises SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. This Statement requires an entity to recognize the cost of employee services received in share-based payment transactions and measure the cost on a grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. The provisions of SFAS No. 123R will be effective for the Company's consolidated financial statements issued for periods beginning after June 15, 2005. Management is currently evaluating the effects of the adoption of this Statement on its financial statements. The Company did not issue and does not have outstanding any stock-based compensation during the three year period ending December 31, 2004.

Reclassifications—Certain items in the 2003 and 2002 consolidated financial statements have been reclassified to conform to the presentation in the 2004 consolidated financial statements.

3. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are summarized as follows:

	Held to Maturity December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Municipal bonds	$ 10,219,764	$ 116,721	$ -	$ 10,336,485
Total debt securities	$ 10,219,764	$ 116,721	$ -	$ 10,336,485

	Available for Sale December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Agency bonds	$ 71,489,648	$ 55,440	$ (1,152,448)	$ 70,392,640
Corporate bonds and commercial paper	999,940	14,306	(1,951)	1,012,295
Municipal bonds	180,000	3,960	-	183,960
Certificates of deposit	1,282,000	-	-	1,282,000
Total debt securities	73,951,588	73,706	(1,154,399)	72,870,895
Equity securities:				
Common stock	2,510	702	(2,500)	712
Mutual funds	3,394,786	-	(102,442)	3,292,344
Total equity securities	3,397,296	702	(104,942)	3,293,056
Total	$ 77,348,884	$ 74,408	$ (1,259,341)	$ 76,163,951

	Available for Sale December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Agency bonds	$ 72,988,418	$ 321,800	$ (881,048)	$ 72,429,170
Corporate bonds and commercial paper	1,500,506	36,284	-	1,536,790
Municipal bonds	180,000	9,340	-	189,340
Certificates of deposit	1,579,000	-	-	1,579,000
Total debt securities	76,247,924	367,424	(881,048)	75,734,300
Equity securities:				
Common stock	2,510	741	(2,500)	751
Mutual funds	3,329,323	-	(79,879)	3,249,444
Total equity securities	3,331,833	741	(82,379)	3,250,195
Total	$ 79,579,757	$ 368,165	$ (963,427)	$ 78,984,495

There were no sales of debt securities during the years ended December 31, 2004 and 2003. During the year ended December 31, 2002, a gross gain of $62,000 and a gross loss of $39,375 was realized on the sale of available-for-sale debt securities.

Included in debt securities are structured notes with federal agencies. These structured notes consist of step-up bonds which provide the agency with the right, but not the obligation, to call the bonds on the step-up date.

The amortized cost and estimated fair value of debt securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2004	
	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 1,283,000	$ 1,285,655
Due after one year through five years	59,678,940	58,998,670
Due after five years through ten years	10,989,648	10,540,310
Due after ten years	12,219,764	12,382,745
Total	$ 84,171,352	$ 83,207,380

The table below sets forth investment securities which have an unrealized loss positions as of December 31, 2004:

	Less than 12 months		More than 12 months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:				
Government agency securities	$ (392,850)	$ 30,607,150	$ (759,598)	$ 30,230,050
Other securities	(1,951)	497,195	(104,942)	3,292,344
Total securities available for sale	(394,801)	31,104,345	(864,540)	33,522,394
Total	$ (394,801)	$ 31,104,345	$ (864,540)	$ 33,522,394

The table below sets forth investment securities which have an unrealized loss positions as of December 31, 2003:

	Less than 12 months		More than 12 months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale:				
Government agency securities	$ (881,048)	$ 36,807,370		
Other securities	(6,369)	1,059,156	$ (76,010)	$ 2,189,958
Total securities available for sale	(887,417)	37,866,526	(76,010)	2,189,958
Total	$ (887,417)	$ 37,866,526	$ (76,010)	$ 2,189,958

At December 31, 2004, securities in a gross unrealized loss position for twelve months or longer consist of 16 securities having an aggregate depreciation of 2.5% from the Company's amortized cost basis. Securities in a gross unrealized loss position for less than twelve months consist of 16 securities having an aggregate depreciation of 1.3% from the Company's amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent upon the movement in market interest rates. Although the fair value will fluctuate as the market interest rates move, the majority of the Company's investment portfolio consists of securities from municipalities and government agencies considered to be low-risk. If held to maturity, the contractual principal and interest payments of the securities are expected to be received in full and the value of the securities is expected to recover. As such, no loss in value is expected over the lives of the securities. Although not all of the securities are classified as held to maturity, the Company has the ability to hold these securities until they mature and the value recovers, and the Company does not intend to sell the securities at a loss. Thus, the unrealized losses are not other-than-temporary. The determination of whether a decline in market value is other-than-temporary is necessarily a matter of subjective judgment. The timing and amount of any realized losses reported in the Company's financial statements could vary if conclusions other than those made by management were to determine whether an other-than-temporary impairment exists.

4. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated fair value of mortgage-backed securities are summarized as follows:

	Held to Maturity December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
FNMA pass-through certificates	$ 33,609,534	$ 135,032	$ (409,512)	$ 33,335,054
FHLMC pass-through certificates	23,539,633	85,073	(216,836)	23,407,870
Real estate mortgage investment conduits	24,554,570	28,116	(3,569)	24,579,117
Total	$ 81,703,737	$ 248,221	$ (629,917)	$ 81,322,041

	Available for sale December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
GNMA pass-through certificates	$ 887,920	$ 38,887	$ -	$ 926,807
FNMA pass-through certificates	13,314,817	289,367	(30,370)	13,573,814
FHLMC pass-through certificates	59,823,297	420,808	(944,709)	59,299,396
Real estate mortgage investment conduits	9,274,929	7,117	(54,120)	9,227,926
Total	$ 83,300,963	$ 756,179	$ (1,029,199)	$ 83,027,943

	Held to Maturity December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
FNMA pass-through certificates	$ 40,275,940	$ 345,905	$ (449,890)	$ 40,171,955
FHLMC pass-through certificates	2,733,281	-	(13,728)	2,719,553
Total	$ 43,009,221	$ 345,905	$ (463,618)	$ 42,891,508

	Available for Sale December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
GNMA pass-through certificates	$ 1,575,087	$ 77,829	$ (8,613)	$ 1,644,303
FNMA pass-through certificates	11,790,003	236,737	(13,144)	12,013,596
FHLMC pass-through certificates	58,687,031	442,747	(412,742)	58,717,036
Real estate mortgage investment conduits	5,856,393	11,017	(29,462)	5,837,948
Total	$ 77,908,514	$ 768,330	$ (463,961)	$ 78,212,883

There were no sales of mortgage-backed securities during the years ended December 31, 2004, 2003 and 2002.

The table below sets forth mortgage-backed securities which have an unrealized loss positions as of December 31, 2004:

	Less than 12 months		More than 12 months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities held to maturity:				
Mortgage-backed securities	$ (233,538)	$ 22,273,458	$ (396,379)	$ 17,169,143
Total securities held to maturity	(233,538)	22,273,458	(396,379)	17,169,143
Securities available for sale:				
Mortgage-backed securities and collateralized mortgage obligations	$ (199,104)	$ 24,610,156	$ (830,095)	$ 33,161,710
Total securities available for sale	(199,104)	24,610,156	(830,095)	33,161,710
Total	$ (432,642)	$ 46,883,614	$ (1,226,474)	$ 50,330,853

The table below sets forth mortgage-backed securities which have an unrealized loss positions as of December 31, 2003:

	Less than 12 months		More than 12 months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities held to maturity:				
Mortgage-backed securities	$ (463,618)	$ 21,520,348		
Total securities held to maturity	(463,618)	21,520,348		
Securities available for sale:				
Mortgage-backed securities and collateralized mortgage obligations	$ (462,619)	$ 40,654,472	$ (1,342)	$ 71,667
Total securities available for sale	(462,619)	40,654,472	(1,342)	71,667
Total	$ (926,237)	$ 62,174,820	$ (1,342)	$ 71,667

At December 31, 2004, securities in a gross unrealized loss position for twelve months or longer consist of 18 securities having an aggregate depreciation of 2.4% from the Company's amortized cost basis. Securities in a gross unrealized loss position for less than twelve months consist of 16 securities having an aggregate depreciation of 0.9% from the Company's amortized cost basis. Management believes that the estimated fair value of the securities disclosed above is primarily dependent upon the movement in market interest rates. Although the fair value will fluctuate as the market interest rates move, all of the Company's mortgage-backed securities portfolio consists of securities from FNMA, FHLMC and GNMA considered to be low-risk. If held to maturity, the contractual principal and interest payments of the securities are expected to be received in full and the value of the securities is expected to recover. As such, no loss in value is expected over the lives of the securities. Although not all of the securities are classified as held to maturity, the Company has the ability to hold these

securities until they mature and the value recovers, and the Company does not intend to sell the securities at a loss. Thus, the unrealized losses are not other-than-temporary. The determination of whether a decline in market value is other-than-temporary is necessarily a matter of subjective judgment. The timing and amount of any realized losses reported in the Company's financial statements could vary if conclusions other than those made by management were to determine whether an other-than-temporary impairment exists.

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company has derivative financial instruments which are used to manage interest rate risks.

At December 31, 2004 and 2003, the Bank is party to two swap agreements with terms expiring in June 2005, and December 2005. Under the June 2005 agreement, the Bank either receives or pays, on a quarterly basis, the amount by which the ten-year Constant Maturity Treasurty ("CMT") exceeds or falls below 5.57% on the notional amount of $15 million. This agreement effectively changed a portion of the Bank's fixed rate mortgage portfolio to a variable rate of interest. Under the December 2005, agreement, the Bank either receives or pays on a quarterly basis, the amount by which the three month LIBOR exceeds or falls below 2.59% on the notional amount of $15 million. This agreement effectively changed the Bank's variable rate money market accounts to a fixed rate of interest.

At December 31, 2003 the Bank was also party to an additional swap agreement with a term that expired in December 2004. Under the December 2004 agreement, the Bank either received or paid, on a quarterly basis, the amount by which the ten-year CMT exceeded or fell below 5.92% on the notional amount of $15 million per contract. This agreement effectively changed a portion of the Bank's fixed rate mortgage portfolio to a variable rate of interest.

At December 31, 2003 the Bank was party to one interest rate cap agreement, with a term that expired in June 2004. Under the June 2004 agreement, the Bank was entitled to receive, on a quarterly basis, the amount, if any, by which the ten-year CMT exceeded 7.535% on the notional amount of $15 million. At December 31, 2002, the Bank was party to two additional interest rate cap agreements that expired in 2003. The Bank's interest rate cap agreements had a fair value of $0 and $4,000 at December 31, 2003 and 2002, respectively. The Bank is not party to any interest rate cap agreements at December 31, 2004.

The swaps do not qualify as hedges under SFAS No. 133. As such, the fair value of the interest rate swaps are reflected as a liability in the accompanying consolidated statements of financial condition with the offset recorded in loss on derivative instruments, net in the consolidated statements of income. The fair value of the swap agreements was $(85,000), and $(569,000) at December 31, 2004 and 2003, respectively.

Amounts paid or received under the cap or swap agreement are recognized in loss on derivative instruments, net in the Company's consolidated statements of income during the period in which they accrue. During the years ended December 31, 2004, 2003, and 2002, the Bank paid $641,313, $770,172, and $170,379, respectively, under the agreements. In addition, the unrealized gains (losses) on derivatives recognized in loss on derivative instruments, net in the Company's consolidated statements of income were $500,500, $363,462, and $(795,263) for the years ended December 31, 2004, 2003, and 2002, respectively.

The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate caps and swaps, but has no off-balance-sheet credit risk of accounting loss. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

6. LOANS RECEIVABLE—NET

Loans receivable consist of the following:

	December 31,	
	2004	2003
One-to four-family residential	$243,705,065	$223,963,193
Multi-family residential and commercial	74,642,109	64,028,754
Construction	83,253,027	66,875,399
Home equity lines of credit	32,048,508	31,185,276
Commercial business loans	8,539,781	10,402,664
Consumer non-real estate loans	3,433,536	3,791,527
Total loans	445,622,026	400,246,813
Less:		
Construction loans in process	(30,130,703)	(32,699,210)
Deferred loan fees	(1,422,962)	(1,472,093)
Allowance for loan loss	(1,412,697)	(1,455,889)
Loans receivable—net	$412,655,664	$364,619,621

The Bank has sold and is servicing for others loans in the amounts of approximately $15,268,000, $13,286,000, and $16,613,000 at December 31, 2004, 2003, and 2002, respectively. These loan balances are excluded from the Company's consolidated financial statements.

Certain officers and directors have loans with the Bank. The aggregate dollar amount of these loans outstanding to related parties along with an analysis of the activity is summarized as follows:

	Year Ended December 31,		
	2004	2003	2002
Balance—beginning of year	$1,241,595	$ 861,985	$1,149,550
Additions	229,878	667,943	166,138
Repayments	(543,959)	(288,333)	(453,703)
Balance—end of year	$ 927,514	$1,241,595	$ 861,985

The Bank grants loans primarily to customers in its local market area. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.

Following is a summary of changes in the allowance for loan losses:

	Year Ended December 31,		
	2004	2003	2002
Balance—beginning of year	$ 1,455,889	$ 1,813,450	$ 1,590,196
Provision for loan losses	45,000	375,000	500,000
Charge-offs	(146,736)	(760,145)	(297,926)
Recoveries	58,544	27,584	21,180
Charge-offs/recoveries—net	(88,192)	(732,561)	(276,746)
Balance—end of year	$ 1,412,697	$ 1,455,889	$ 1,813,450

The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of losses in the current loan portfolio, including the evaluation of impaired loans. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. During the periods presented, loan impairment was evaluated based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include smaller balance commercial real estate loans, residential real estate loans and consumer loans. At December 31, 2004 and 2003, the Company had $0 and $99,000 of loans, respectively, that were determined to be impaired. The $99,000 of impaired loans were to one borrower, and a reserve on these loans is included in the Company's allowance for loan losses at December 31, 2003.

Nonaccrual loans (which consist of smaller balance, homogeneous loans) at December 31, 2004, 2003 and 2002 amounted to approximately $0, $115,000, and $770,000, respectively. Commercial loans and commercial real estate loans are placed on nonaccrual at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Commercial loans are charged off when the loan is deemed uncollectible. Residential real estate loans are typically placed on nonaccrual only when the loan is 90 days delinquent and not well secured and in the process of collection. Other consumer loans are typically charged off at 90 days delinquent. In all cases, loans must be placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. Non-performing loans, which consist of non-accruing loans plus accruing loans 90 days or more past due, at December 31, 2004, 2003 and 2002 amounted to approximately $227,000, $462,000 and $1.3 million, respectively.

Interest payments on impaired loans and nonaccrual loans are typically applied to principal unless the ability to collect the principal amount is fully assured, in which case interest is recognized on the cash basis. At December 31, 2004 and 2003, no cash basis interest income has been recognized. Interest income foregone on nonaccrual loans was $5,000, $16,000 and $45,000 for years ended December 31, 2004, 2003, and 2002, respectively.

7. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	December 31, 2004	December 31, 2003
Investments and interest-bearing deposits	$ 603,207	$ 552,957
Mortgage-backed securities	593,241	440,596
Loans receivable	1,513,714	1,393,288
Total	$ 2,710,162	$ 2,386,841

8. PROPERTY AND EQUIPMENT

Property and equipment is summarized by major classifications as follows:

	December 31, 2004	December 31, 2003
Properties and equipment:		
Land and buildings	$ 3,818,178	$ 3,712,060
Leasehold improvements	2,640,527	2,604,373
Furniture and fixtures	4,251,201	4,163,979
Total	10,709,906	10,480,412
Accumulated depreciation	(5,176,821)	(4,680,344)
Total property and equipment, net of accumulated depreciation	$ 5,533,085	$ 5,800,068

Certain office facilities and equipment are leased under various operating leases. The leases range in terms from 1 year to 15 years, some of which include renewal options as well as specific provisions relating to rent increases. Rent expense on those lease agreements that contain incremental increases in rent has not been recognized on a straight-line basis. The difference in expense recognized between straight-line expense and actual expense is immaterial to the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002. Rental expense under operating leases was approximately $427,000, $405,000, and $373,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Future minimum annual rental payments required under noncancelable operating leases are as follows:

	December 31, 2004
2005	$ 426,046
2006	385,744
2007	387,196
2008	339,699
2009	247,855
Thereafter	1,977,826
	$ 3,764,366

9. DEPOSITS

Deposits consist of the following major classifications:

	December 31,			
	2004		2003	
Type of Account	Amount	Percent	Amount	Percent
Certificates	$ 182,771,378	45.1 %	$ 166,513,698	45.9 %
NOW and MMDA	117,782,800	29.1	104,544,500	28.8
Passbook and club	104,735,879	25.8	91,607,974	25.3
Total	$ 405,290,057	100.0 %	$ 362,666,172	100.0 %

The weighted average rate paid on deposits at December 31, 2004 and 2003, was 1.62% and 1.84%, respectively. Deposits in amounts greater than $100,000 were approximately $64,924,000 and $58,055,000 at December 31, 2004 and 2003, respectively, of which approximately $24,983,000 and $29,280,000 were due in one year or less at December 31, 2004 and 2003, respectively.

A summary of certificates by maturities is as follows:

	December 31,			
	2004		2003	
	Amount	Percent	Amount	Percent
One year or less	$ 74,475,925	40.7 %	$ 68,358,117	41.1 %
One through three years	85,353,319	46.7	43,290,187	25.9
Three through five years	10,567,336	5.8	42,219,115	25.4
Over five years	12,374,798	6.8	12,646,279	7.6
Total	$ 182,771,378	100.0 %	$ 166,513,698	100.0 %

10. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from Federal Home Loan Bank consist of the following:

	December 31,			
	2004		2003	
Maturing Period	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
1 to 12 months	$ 10,200,000	2.62 %	$ 20,000,000	1.00 %
13 to 24 months	4,384,533	2.49	2,000,000	4.63
25 to 36 months	9,532,595	4.07	4,001,982	3.11
37 to 48 months	51,966,104	4.12	9,482,888	4.50
49 to 60 months	18,183,739	4.45	54,847,435	4.11
Over 60 months	76,399,403	5.01	83,399,318	5.00
Total	$ 170,666,374	4.42 %	$ 173,731,623	4.18 %

The advances are collateralized by all of the Federal Home Loan Bank stock and substantially all qualifying first mortgage loans and mortgage-backed securities.

11. OTHER BORROWED MONEY

During the years ended December 31, 2004 and 2003, the Bank entered into overnight repurchase agreements with commercial checking account customers. At December 31, 2004 and 2003, the amounts outstanding were $12,865,521 and $8,680,916, respectively. Interest expense on customer repurchase agreements was $115,618, $67,494, and $81,944 for the years ended December 31, 2004, 2003 and 2002, respectively. Collateral for customer repurchase agreements was mortgage-backed securities. The market value of the collateral was approximately equal to the amounts outstanding. The weighted average interest rate on other borrowed money was 1.79% and 0.52% at December 31, 2004 and 2003, respectively. The average balance outstanding was approximately $17,703,251 and $15,241,380 for the years ended December 31, 2004 and 2003 respectively. The maximum amount outstanding at any month-end was $27,685,730 and $21,721,843 for the years ended December 31, 2004 and 2003, respectively.

12. INCOME TAXES

The income tax provision consists of the following:

	Year Ended December 31,		
	2004	2003	2002
Current:			
Federal	$ 2,127,036	$ 1,978,578	$ 3,001,340
State	(5,933)	3,700	218,000
Total current	2,121,103	1,982,278	3,219,340
Deferred—Federal	146,326	38,914	(752,102)
Total income tax provision	$ 2,267,429	$ 2,021,192	$ 2,467,238

The following table presents a reconciliation between the reported income tax expense and the income tax expense which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Year Ended December 31,		
	2004	2003	2002
	Amount	Amount	Amount
At statutory rate	$2,319,718	$2,076,982	$2,278,150
Increase resulting from:			
State tax—net of federal tax benefit	(3,916)	2,442	143,880
Other	(48,373)	(58,232)	45,208
Total	$2,267,429	$2,021,192	$2,467,238
Effective income tax rate	33.2 %	33.1 %	36.1 %

Items that gave rise to significant portions of the deferred tax accounts are as follows:

	December 31,	
	2004	2003
Deferred tax assets:		
Allowance for loan losses	$ 480,317	$ 495,000
Deferred compensation	839,320	677,749
Unrealized loss on securities available-for-sale and cap and swap contracts	524,604	297,974
Other	-	74,891
Total deferred tax assets	1,844,241	1,545,614
Deferred tax liabilities:		
Property	(201,066)	(221,392)
Deferred loan fees	(259,767)	(261,751)
Other	(70,340)	-
Total deferred tax liabilities	(531,173)	(483,143)
Net deferred tax asset	$ 1,313,068	$ 1,062,471

The Bank uses the specific charge-off method for computing reserves for bad debts. The bad debt deduction allowable under this method is available to large banks with assets greater than $500 million. Generally, this method allows the Bank to deduct an annual addition to the reserve for bad debts equal to its net charge-offs. Retained earnings at December 31, 2004 and 2003 include approximately $3,250,000 representing bad debt deductions for which no deferred income tax has been provided. This amount represents the Bank's bad debt reserve as of the base year and is not subject to recapture as long as the Bank continues to carry on the business of banking.

A thrift institution required to change its method of computing reserve for bad debts treats such change as a change in a method of accounting determined solely with respect to the "applicable excess reserves" of the institution. The amount of the applicable excess reserves is taken into account ratably over a six-taxable year period, beginning with the first taxable year beginning after December 31, 1995. The timing of this recapture may be delayed for a two-year period provided certain residential lending requirements are met. For financial reporting purposes, the Bank has not incurred

any additional tax expense. At December 31, 2004, deferred taxes were provided on the difference between the book reserve at December 31, 2003 and the applicable excess reserve in the amount equal to the Bank's increase in the tax reserve from December 31, 1987 to December 31, 2003. Retained earnings at December 31, 2004 and 2003 includes approximately $3,250,000 of income for which no deferred income taxes will need to be provided.

13. PENSION AND PROFIT SHARING PLANS

The Bank maintains an executive deferred compensation plan for selected executive officers under which the Board of Directors may elect to contribute a portion of the Bank's net profits. The Bank also maintains a board of directors deferred compensation plan into which the Board of Directors may elect to contribute a percentage of their board fees. The expense relating to these plans was approximately $159,000, $169,000, and $188,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

The Bank maintains a nonqualified pension plan for the Board of Directors and certain officers. The expense relating to this plan was approximately $337,000, $324,000, and $317,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

The Bank also maintains a 401(k) retirement plan for substantially all of its employees. The Bank will match an employee's contribution at 200% up to a maximum of 5% of the employee's annual gross compensation. The expense incurred for this plan was approximately $330,000, $308,000, and $294,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

In 2004, the Bank established an employee stock ownership plan ("ESOP") for substantially all of its full-time employees. The purchase of shares of the Company's common stock by the ESOP is funded by a loan from the Company. The loan will be repaid principally from the Bank's contributions to the ESOP. Shares of the Company's common stock purchased by the ESOP are held in a suspense account and released for allocation to participants on a pro rata basis as debt service payments are made on the loan. Shares released are allocated to each eligible participant based on the ratio of each such participant's base compensation to the total base compensation of all eligible plan participants. As the unearned shares are released and allocated among participants, the Bank recognizes compensation expense equal to the current market price of the shares released. From the period December 16, 2004 to December 31, 2004, 152,500 shares of the Company's common stock had been purchased for approximately $2.0 million by the ESOP towards its anticipated total of 571,320 shares for the ESOP. The average purchase price was $13.42 per share. The fair value of the 152,500 shares held by the ESOP at December 31, 2004 was approximately $2.0 million. No shares were released or committed to be released to participants and no compensation expense was recognized for the year ended December 31, 2004.

During 2004, the Bank established a rabbi trust to fund certain benefit plans. Approximately 107,000 shares of the Company's common stock was purchased for $1.1 million by this trust for the benefit of certain officers and directors that acquired shares through our deferred compensation plans.

14. COMMITMENTS AND CONTINGENCIES

The Bank had approximately $3,700,000 in outstanding mortgage loan commitments at December 31, 2004. The commitments are expected to be funded within 90 days with $3,700,000 in fixed rates ranging from 5.00% to 6.25%. These loans are not originated for resale. Also outstanding at December 31, 2004 were unused lines of credit totaling approximately $58,585,000.

The Bank had approximately $2,945,000 in outstanding mortgage loan commitments at December 31, 2003. The commitments are expected to be funded within 90 days with $1,715,000 in fixed rates ranging from 5.13% to 6.00%. These loans are not originated for resale. Also outstanding at December 31, 2003 were unused lines of credit totaling approximately $51,919,000.

At December 31, 2004 and 2003, the Bank had letters of credit outstanding of approximately $11.3 million and $7.7 million, respectively. At December 31, 2004, the uncollateralized portion of the letters of credit extended by the Bank was approximately $215,000.

The Company is subject to various pending claims and contingent liabilities arising in the normal course of business which are not reflected in the accompanying consolidated financial statements. Management considers that the aggregate liability, if any, resulting from such matters will not be material.

Among the Company's contingent liabilities, are exposures to limited recourse arrangements with respect to the sales of whole loans and participation interests. At December 31, 2004, the exposure, which represent a portion of credit risk associated with the sold interests, amounted to $185,000. The exposure is for the life of the related loans and payable, on our proportional share, as losses are incurred.

15. REGULATORY CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators, that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2004, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004 and 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Tier I risk-based, total risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the table below:

	Actual		Required for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total Capital						
(to Risk Weighted Assets)						
The Company	$ 125,318,000	29.81 %	$ 33,631,000	8.00 %	N/A	N/A
The Bank	90,690,000	21.57	33,631,000	8.00	$ 42,039,000	10.00 %
Tier I Capital						
(to Risk Weighted Assets)						
The Company	123,905,000	29.47	16,816,000	4.00	N/A	N/A
The Bank	89,277,000	21.24	16,816,000	4.00	25,223,000	6.00
Tier I Capital						
(to Average Assets)						
The Company	123,905,000	17.67	28,045,000	4.00	N/A	N/A
The Bank	89,277,000	12.73	28,045,000	4.00	35,057,000	5.00
As of December 31, 2003:						
Total Capital						
(to Risk Weighted Assets)						
The Company	N/A	N/A	N/A	N/A	N/A	N/A
The Bank	$ 54,792,000	15.53 %	$ 28,224,000	8.00 %	$ 35,280,000	10.00 %
Tier I Capital						
(to Risk Weighted Assets)						
The Company	N/A	N/A	N/A	N/A	N/A	N/A
The Bank	53,336,000	15.12	14,112,000	4.00	21,168,000	6.00
Tier I Capital						
(to Average Assets)						
The Company	N/A	N/A	N/A	N/A	N/A	N/A
The Bank	53,336,000	8.81	24,212,000	4.00	30,265,000	5.00

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31,			
	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Thousands)		(In Thousands)	
Assets:				
Cash and cash equivalents	$ 33,296	$ 33,296	$ 19,696	$ 19,696
Investment securities	86,384	86,500	78,984	78,984
Mortgage-backed securities	164,732	164,350	121,222	121,104
Loans receivable—net	412,656	410,388	364,620	368,674
Liabilities:				
Deposits	$ 405,290	$ 380,580	$ 362,666	$ 351,748
Advances from Federal Home Loan Bank	170,666	174,735	173,732	180,370
Other borrowed money	12,866	12,866	8,681	8,681
Interest rate swaps and caps	85	85	569	569

Cash and Cash Equivalents—For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment and Mortgage-Backed Securities—The fair value of investment securities and mortgage-backed securities is based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

Loans Receivable—The fair value of loans is estimated based on present value using approximate current entry-value interest rates applicable to each category of such financial instruments.

Deposits—The fair value of NOW, money market deposits and passbook and club accounts is the amount reported in the consolidated financial statements. The fair value of time certificates is based on a present value estimate using rates currently offered for deposits of similar remaining maturity.

Advances from Federal Home Loan Bank—The fair value is the amount payable on demand at the reporting date.

Other Borrowed Money—The fair value is considered to be equal to the carrying amount due to the short-term nature of the instruments.

Interest Rate Swaps and Caps—The fair value of the interest rate swaps and caps are based on prices obtained from an independent pricing service.

Commitments to Extend Credit and Letters of Credit—The majority of the Bank's commitments to extend credit and letters of credit carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by either the Bank or the borrower, they only have value to the Bank and the borrower. The estimated fair value approximates the recorded deferred fee amounts, which are not significant.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2004 and 2003. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2004 and 2003 and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17. ABINGTON COMMUNITY BANCORP, INC. (PARENT COMPANY ONLY)

Certain condensed financial information follows:

STATEMENT OF FINANCIAL CONDITION

	December 31, 2004
ASSETS	
Cash and cash equivalents	$ 36,766,348
Equity investment in Abington Bank	88,426,883
TOTAL ASSETS	$ 125,193,231
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts Payable	$ 2,138,530
Total liabilities	2,138,530
STOCKHOLDERS' EQUITY	
Preferred stock, $0.01 par value, 10,000,000 shares authorized, none issued	
Common stock, $0.01 par value, 40,000,000 shares authorized, issued and outstanding: 15,870,000 in 2004	158,700
Additional paid-in capital	69,096,936
Unallocated common stock held by:	
Employee Stock Ownership Plan (ESOP)	(2,046,137)
Deferred compensation plans trust	(1,074,200)
Retained earnings	57,881,651
Accumulated other comprehensive loss	(962,249)
Total stockholders' equity	123,054,701
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 125,193,231

Since Abington Community Bancorp, Inc. was formed on December 16, 2004, no condensed statements of income, stockholders' equity and comprehensive income or cash flows are presented due to the insignificant nature of the balances.

18. CONVERSION AND REORGANIZATION TO MUTUAL HOLDING COMPANY

On April 21, 2004, the Board of Trustees approved a plan of reorganization by which Abington Bank reorganized from a mutual savings bank to a mutual holding company structure. Upon completion of the reorganization on December 16, 2004, Abington Bank became a wholly owned subsidiary of Abington Community Bancorp, Inc. Abington Mutual Holding Company, a Pennsylvania corporation, became the mutual holding company parent of Abington Community Bancorp, Inc. Abington Mutual Holding Company owns 55% of Abington Community Bancorp, Inc.'s outstanding common stock and must continue to own at least a majority of the voting stock of Abington Community Bancorp, Inc. In addition to the shares of Abington Community Bancorp, Inc. which it owns, Abington Mutual Holding Company was capitalized with $100,000 in cash.

As part of the reorganization, approximately 45% of the outstanding common stock was offered to the public. The purchase price was $10.00 per share. All investors (including trustees and officers of Abington Bank) paid the same price per share in the offering. The Company sold 7,141,500 shares of stock to eligible depositors, generating $71.4 million in gross proceeds, and an additional 8,728,500 shares were issued to Abington Mutual Holding Company. Net proceeds were approximately $69.3 million after $2.2 million in conversion costs were deducted. Half of the net proceeds from the offering, approximately $34.6 million, were used by the Company to buy the common stock of the Bank.

As part of the initial public offering, a rabbi trust, which was established by the Bank to fund certain benefit plans, purchased approximately 107,000 shares of the Company's common stock for $1.1 million for the benefit of certain officers and directors that acquired shares through our deferred compensation plans.

Subsequent to the initial public offering, shares of the Company's common stock were purchased by the Bank's employee stock ownership plan ("ESOP"). From the period December 16, 2004 to December 31, 2004, 152,500 shares of the Company's common stock had been purchased for approximately $2.0 million by the ESOP towards its anticipated total of 571,320 shares for the ESOP.

* * * * * *

SUPPLEMENTARY DATA

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents summarized quarterly data for each of the last two years.

Three Months Ended:	December 31,	September 30,	June 30,	March 31, (Restated) (2)	March 31, (As Originally Reported)
2004					
Total interest income	$8,426	$7,761	$7,339	$7,323	$7,205
Total interest expense	3,803	3,601	3,441	3,364	3,408
Net interest income	4,623	4,160	3,898	3,959	3,787
Provision for loan losses	--	--	--	45	45
Net interest income after provision for loan losses	4,623	4,160	3,898	3,914	3,742
Total non-interest income	639	509	824	271	550
Total non-interest expense	3,197	3,044	2,824	2,950	2,950
Income before income taxes	2,065	1,625	1,898	1,235	1,342
Income taxes	656	571	631	410	446
Net income	$ 1,409	$ 1,054	$ 1,267	$ 825	$ 896
Basic earnings per share	(1)	n/a	n/a	n/a	n/a
Diluted earnings per share	(1)	n/a	n/a	n/a	n/a
2003					
Total interest income	$7,386	$7,322	$7,584	$7,705	$7,579
Total interest expense	3,414	3,483	3,493	3,508	3,553
Net interest income	3,972	3,839	4,091	4,197	4,026
Provision for loan losses	--	125	125	125	125
Net interest income after provision for loan losses	3,972	3,714	3,966	4,072	3,901
Total non-interest income	700	874	21	265	441
Total non-interest expense	2,782	3,073	2,753	2,865	2,865
Income before income taxes	1,890	1,515	1,234	1,472	1,477
Income taxes	595	498	421	507	509
Net income	$ 1,295	$ 1,017	$ 813	$ 965	$ 968
Basic earnings per share	n/a	n/a	n/a	n/a	n/a
Diluted earnings per share	n/a	n/a	n/a	n/a	n/a

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(1) Due to the timing of the Bank's reorganization into the mutual holding company form and the completion of the Company's initial public offering on December 16, 2004, earnings per share for the period from December 16, 2004 to December 31, 2004 is not considered meaningful and is not shown.

(2) Amounts have been restated for previously reported amounts to give effect to the restatement disclosed in the Company's registration statement on Form S-1 filed on October 19, 2004. Subsequent to the issuance of the Bank's 2003 financial statements and the Company's Form S-1 filed June 10, 2004, Company's management determined that certain derivatives that had been accounted for as cash flow hedges under SFAS No. 133 did not qualify for hedge accounting. The unrealized gains (losses) on the derivatives, net of related taxes, were inappropriately included in other comprehensive income. Accordingly, the Company restated the consolidated financial statements to include unrealized gains (losses) on derivatives in the income statement.

Board of Directors and Executive Officers

Board of Directors

Michael F. Czerwonka, III
Partner, Fitzpatrick & Czerwonka, an accounting firm

A. Stuard Graham, Jr.
President, Hardy Graham, Inc., a design engineering firm

Jane Margraff Kieser
Retired, Formerly Senior Vice President, Operations & Human Resources, Abington Bank

Joseph B. McHugh
Owner, Joseph B. McHugh, P.E., mechanical engineering consulting

Robert J. Pannepacker, Sr.
President, Penny's Flowers, a florist

Robert W. White
Chairman of the Board, President and Chief Executive Officer

Directors Emeritus

Harold N. Grier
Self employed realtor

Baron Rowland
Funeral director, Baron Rowland Funeral Home, Ltd.

Executive Officers

Robert W. White
Chairman of the Board, President and Chief Executive Officer

Edward W. Gormley
Senior Vice President and Corporate Secretary

Frank Kovalcheck
Senior Vice President

Jack J. Sandoski
Senior Vice President and Chief Financial Officer

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The mission of Abington Bank is to anticipate and deliver financial products and services that meet the needs of our customers in a unique atmosphere that emphasizes personal service, professional expertise and community responsibility.